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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VERSAR, INC.
(Name of Subject Company)

VERSAR, INC.
(Names of Persons Filing Statement)

Common Stock, $0.01 par value
(Title of Class of Securities)

925297103
(CUSIP Number of Class of Securities)

James D. Villa
Senior Vice President, General Counsel, Secretary and Chief Compliance Officer
6850 Versar Center
Springfield, VA 22151
(703) 750-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

with copies to:

Elizabeth Noe
Paul Hastings LLP
1170 Peachtree Street N.E., Suite 100
Atlanta, Georgia 30309-9998

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

        The name of the subject company is Versar, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 6850 Versar Center, Springfield, VA 22151. The telephone number of the Company's principal executive office is (703) 750-3000.

Securities

        The title of the class of equity securities to which this Schedule 14D-9 relates is the Company's s of common stock, $0.01 par value ("Common Stock"). As of October 5, 2017, the latest practicable date prior to the filing of this Schedule 14D-9, there were 10,097,259 shares issued and outstanding.

Item 2.    Identity and Background of Filing Person.

Name and Address

        The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading "Name and Address."

Tender Offer

        This Schedule 14D-9 relates to the Tender Offer by KW Genesis Merger Sub, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kingswood Genesis Fund I, LLC, ("Parent"), to purchase, subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined below, any and all of the issued and outstanding shares of the Common Stock (the "Company Shares") at a purchase price of $0.15 per share (the "Offer Price"), net to the seller thereof in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2017 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO") filed by Parent and Purchaser with the Securities and Exchange Commission (the "SEC") on October 6, 2017. The Offer to Purchase and a form of the Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2), respectively, hereto and are incorporated herein by reference. Both Parent and Purchaser are owned and ultimately controlled by equity funds managed by Kingswood Capital Management, LLC ("Kingswood").

        The Offer and withdrawal rights will expire at 11:59 p.m. New York City time on Friday, November 10, 2017 (the "Expiration Time", unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event "Expiration Time" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire).

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 22, 2017, as subsequently amended and restated on September 27, 2017, by and among Parent, Purchaser and the Company (as it may be further amended or supplemented from time to time, the "Merger Agreement"). A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase under the heading "The Offer and the Merger" and is incorporated herein by reference. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware, as amended (the "DGCL"), Purchaser will be merged into and with the Company (the "Merger"). Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") as a wholly owned subsidiary of

Parent. The Merger will be effected under Section 251(h) of the DGCL, which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote or written consent of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

        The obligation of Purchaser to purchase the Company Shares validly tendered pursuant to the Offer and not validly withdrawn prior to the expiration of the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of Company Shares that, when added to the Company Shares (if any) then owned by Parent or any of its wholly owned direct or indirect subsidiaries, including Purchaser, represents at least a majority of all the outstanding Company Shares (the "Minimum Tender Condition"), (ii) the absence of any law or order by any government, court or other governmental entity that would make illegal or otherwise prohibit the consummation of the Offer, the acquisition of the Company by Parent or Purchaser or the Merger, (iii) the accuracy of the representations and warranties contained in the Merger Agreement, subject to certain customary exceptions, (iv) the Company's material compliance with covenants contained in the Merger Agreement, (v) there not having been a material adverse effect with respect to the Company that is continuing as of immediately prior to the termination of the Offer and (vii) certain other customary conditions. The Merger Agreement is not subject to a financing condition, and Parent will consummate the Offer whether or not it obtains financing. As of October 5, 2017, 10,097,259 Company Shares were outstanding. Satisfaction of the Minimum Tender Condition requires that, upon the Expiration Time, the number of Company Shares (if any) owned by Parent or any of its wholly owned direct or indirect subsidiaries (including Purchaser) plus the number of Company Shares validly tendered into the Offer and not properly withdrawn must equal at least a majority of the then outstanding Company Shares, which, following the exercise of the warrant (as described in Item 4 under the heading "Background and Reasons for the Company Board's Recommendation—Background of Offer and Merger") and the issuance of 1,008,365 Company Shares thereunder, would be 4,544,448 Company Shares.

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal.

        Kingswood formed Parent and Purchaser solely for the purpose of engaging in the Offer, the Merger and the other transactions contemplated by the Merger Agreement (collectively, the "Transactions"). To date, Parent and Purchaser have not carried on any activities other than those related to their formation, their entry into the Merger Agreement and the Transactions. The Offer to Purchase states that the principal executive offices of Parent and Purchaser are located at 11777 San Vicente Boulevard, Suite 650, Los Angeles, California 90049 and the telephone number at those offices is (424) 744-8238.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, including the excerpts from the Company's Definitive Proxy Statement filed on Schedule 14A with the SEC on May 24, 2017 (the "Proxy Statement"), as incorporated in this Schedule 14D-9 by reference, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company and its affiliates on the one hand and

(i) the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The excerpts from the Proxy Statement filed as Exhibit (e)(1) to this Schedule 14D-9 are incorporated herein by reference, and include information from the following sections of the Proxy Statement: "Stock Ownership Information," "Corporate Governance—Related Persons Transactions," "Compensation Discussion and Analysis" and "Compensation Tables."

Arrangements with Purchaser and Parent and their Affiliates

Merger Agreement

        On September 22, 2017, the Company, Parent and Purchaser entered into the Merger Agreement, which was amended and restated on September 27, 2017 solely for the purpose of correcting a scrivener's error. The summary of the material terms of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase are incorporated herein by reference.

        The Merger Agreement, which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference, has been provided solely to inform investors of its terms. Except for its status as the contractual document that establishes and governs the legal relations among the parties with respect to the Offer and the Merger, the Company and Parent do not intend for the Merger Agreement to be a source of factual, business or operational information about the companies. The Merger Agreement contains representations and warranties of the parties as of specific dates and may have been used for purposes of allocating risk between the parties rather than establishing matters as facts. Those representations and warranties were made solely for the benefit of the other parties to the Merger Agreement, and the Company's stockholders are not third-party beneficiaries of the Merger Agreement. Those representations and warranties are qualified in several important respects, which you should consider as you read them in the Merger Agreement. The representations and warranties are qualified in their entirety by certain information filed by the Company with the SEC prior to the date of the Merger Agreement, as well as by confidential disclosure schedules that the Company delivered to Parent in connection with the execution of the Merger Agreement, and are qualified by contractual standards of materiality that may differ from what stockholders consider to be material. Information concerning the subject matter of the representations and warranties may have changed since the date of the Merger Agreement. For the foregoing reasons, stockholders and other investors should not rely on the representations and warranties contained in the Merger Agreement as accurate statements as of the date of the Merger Agreement or any other date.

        The above summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9.

Tender and Support Agreements

        In connection with the Offer, each of the Company's directors and certain executive officers (each, a "Supporting Stockholder") entered into tender and support agreements (each, a "Tender and Support Agreement"), each dated October 2, 2017, with Parent and Purchaser. Subject to the terms and conditions of the Tender and Support Agreement, each Supporting Stockholder has agreed, among other things, to tender his or her Company Shares into the Offer and, subject to certain exceptions, not transfer his or her Company Shares that are subject to the Tender and Support Agreement. The Tender and Support Agreements will terminate with respect to each Supporting Stockholder upon the first to occur of (i) the date on which the parties mutually agree in writing to terminate the Tender and Support Agreement, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the amount or changes the form of consideration payable thereunder to such Supporting Stockholder, (iv) the acceptance for payment by Purchaser (or other affiliate of Parent) of the Shares validly tendered pursuant to the Offer and not properly withdrawn and (v) the Effective Time.

        This summary does not purport to be complete and is qualified in its entirety by the form of Tender and Support Agreement, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and incorporated herein by reference.

Confidentiality Agreement

        On March 1, 2017, Kingswood and the Company entered into a non-disclosure and confidentiality agreement (the "Confidentiality Agreement") in connection with Kingswood's consideration of a possible transaction with or involving the Company. Under the Confidentiality Agreement, Kingswood and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information relating to the other party for a period of two (2) years from the date of the Confidentiality Agreement. In addition, the Confidentiality Agreement requires each party to use diligent efforts to protect confidential information and to return any confidential information within ten (10) days of receiving notice from the other party. The Confidentiality Agreement also contains a non-solicitation provision prohibiting each party from, either directly or indirectly, soliciting for employment any employee, consultant, officer, or director of the other party for a period of two (2) years from the date of the Confidentiality Agreement, subject to certain exceptions.

        The above summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement itself, which is incorporated herein by reference and a copy of which is filed as Exhibit (e)(4) to this Schedule 14D-9.

Arrangements with Current Executive Officers and Directors of the Company

        The Company's officers and directors may be deemed to have certain interests in the Offer and the Merger and related transactions that may be different from or in addition to those of the Company's stockholders generally. The non-management members of the Board (the "Independent Directors") were aware of those interests and considered them, among other matters, in reaching their decision to recommend the Board approve the Merger Agreement and the related transactions, including the Offer.

Consideration for Company Shares Tendered Pursuant to the Offer

        If directors and executive officers of the Company who own Company Shares tender their Company Shares for purchase pursuant to the Offer, they will receive the same Offer Price on the same terms and conditions as the other stockholders of the Company. As of October 5, 2017, the directors and executive officers of the Company and their affiliates beneficially owned an aggregate 1,232,503 Company Shares, which for the purposes of this subsection excludes unvested RSUs and Restricted Shares (as each are defined in this Item 3 under the headings "Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Company RSUs" and "Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Company Restricted Shares and Stock Options," respectively). If the directors and executive officers and their affiliates were to tender all of such Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by the Purchaser, the directors and executive officers and their affiliates would receive an aggregate of $184,875.45 in cash, without interest, less any required withholding taxes. For a description of the treatment of unvested RSUs held by the directors and executive officers of the Company, see below under the heading "Arrangements with Current Executive Officers and Directors of the Company—Effect of the Merger on Company RSUs." For a description of the treatment of Restricted Shares, see below under the heading "Arrangements with Current Executive

Officers and Directors of the Company—Effect of the Merger on Company Restricted Shares and Stock Options." For a description of the treatment of Company Shares under the Company Stock Purchase Plan, see below under the heading "Arrangements with Current Executive Officers and Directors of the Company—Treatment of the Company's Stock Purchase Plan Pursuant to the Merger Agreement."

        The following table sets forth, as of October 5, 2017, the cash consideration that each executive officer and director and his or her affiliates would be entitled to receive in respect of outstanding Company Shares beneficially owned by him, her or it (excluding Company Shares underlying unvested Company RSUs and Restricted Shares), assuming such individual or his, her or its affiliate were to tender all of his, her or its outstanding Company Shares pursuant to the Offer and those Company Shares were accepted for purchase and purchased by Purchaser.

Name of Director or Executive Officer	Number of Shares	Consideration Payable in Respect of Shares
Paul J. Hoeper	139,090	$20,863.50
Robert L. Durfee	584,748	$87,712.20
James L Gallagher	66,890	$10,033.50
Amoretta M. Hoeber	65,290	$9,793.50
Amir A. Metry	83,019	$12,452.85
Anthony L. Otten	128,442	$19,266.30
Frederick M. Strader	33,500	$5,025.00
Jeffrey A. Wagonhurst	84,846	$12,726.90
Christine B. Tarrago(1)	0	$0
James D. Villa	22,680	$3,402.00
Linda M. McKnight	23,998	$3,599.70
All of our current directors and executive officers as a group	1,232,503	$184,875.45

(1)
Ms. Tarrago became an executive officer, effective June 1, 2017.

Effect of the Merger on Company RSUs

        Pursuant to the Merger Agreement, effective as of immediately prior to the time the Merger becomes effective (the "Effective Time"), all outstanding awards of restricted stock units of the Company (each, an "RSU") will be vested, automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement.

        The table below sets forth information regarding the Company RSU awards held by each of the Company's executive officers and directors as of October 5, 2017.

Name of Director or Executive Officer	Number of Unvested RSUs Held	Value of RSUs
Paul J. Hoeper	—	—
Robert L. Durfee	—	—
James L Gallagher	—	—
Amoretta M. Hoeber	—	—
Amir A. Metry	—	—
Anthony L. Otten	9,000	$1,350.00
Frederick M. Strader	—	—
Jeffrey A. Wagonhurst	2,500	$375.00
Christine B. Tarrago(1)	0	$0
James D. Villa	1,500	$225.00
Linda M. McKnight	2,500	$375.00
All of our current directors and executive officers as a group	15,500	$2,325.00

(1)
Ms. Tarrago became an executive officer, effective June 1, 2017.

Effect of the Merger on Company Restricted Shares and Stock Options

        Pursuant to the Merger Agreement, effective as of immediately prior to the Effective Time, each outstanding share of restricted stock of the Company (each, a "Restricted Share") will be vested, automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement.

        The table below sets forth information regarding the Company Restricted Shares held by each of the Company's executive officers and directors as of October 5, 2017.

Name of Director or Executive Officer	Number of Restricted Shares Held	Value of Restricted Shares
Paul J. Hoeper	14,500	$2,175.00
Robert L. Durfee	8,500	$1,275.00
James L Gallagher	8,500	$1,275.00
Amoretta M. Hoeber	8,500	$1,275.00
Amir A. Metry	8,500	$1,275.00
Anthony L. Otten	—	—
Frederick M. Strader	8,500	$1,275.00
Jeffrey A. Wagonhurst	—	—
Christine B. Tarrago(1)	—	—
James D. Villa	—	—
Linda M. McKnight	—	—
All of our current directors and executive officers as a group	57,000	$8,550.00

(1)
Ms. Tarrago became an executive officer, effective June 1, 2017.

        As of October 5, 2017, there are no outstanding stock options.

Treatment of the Company's Stock Purchase Plan Pursuant to the Merger Agreement

        Under the Merger Agreement, the Company must terminate the Company's Stock Purchase Plan at the Effective Time. As is the case of any stockholder, the Company executive officers will receive merger consideration for each Company Share that they own at the Effective Time. The following table sets forth the number of Company Shares expected to be purchased by the Company's executive officers under the Company Stock Purchase Plan as of the Effective Time, assuming: (i) the executive officers do not withdraw from any offerings being made by the Company pursuant to the Stock Purchase Plan prior to such date, and (ii) a purchase price per Company Share which is equal to 85% of the fair market value of a Company Share at the beginning of the applicable offering period:

Name of Director or Executive Officer	Number of Shares to be Purchased
Paul J. Hoeper	—
Robert L. Durfee	—
James L Gallagher	—
Amoretta M. Hoeber	—
Amir A. Metry	—
Anthony L. Otten	—
Frederick M. Strader	—
Jeffrey A. Wagonhurst	7,470
Christine B. Tarrago(1)	—
James D. Villa	—
Linda M. McKnight	—
All of our current directors and executive officers as a group	7,470

(1)
Ms. Tarrago became an executive officer, effective June 1, 2017.

        The above shares were also included in the table included under the heading "Consideration for Company Shares Tendered Pursuant to the Offer."

Existing Employment Arrangements

        The Company has entered into Change in Control Severance Agreements (as amended, the "Change in Control Agreements" and each a "Change in Control Agreement") with each of Anthony L. Otten, Jeffrey A. Wagonhurst, James D. Villa, Linda M. McKnight, Alessandria Albers and Christine B. Tarrago (each, for purposes of this section, an "Executive") that (except as otherwise noted), effective upon the closing of the Merger, provide for the following severance payments and benefits upon a termination of employment by the Company without Cause or a resignation by the executive officer for Good Reason, in each case, during the term of the agreement, following a change in control or a potential change in control (as such terms are defined within the respective Change in Control Agreements):

  •
  Except with respect to Mr. Otten, Ms. Albers and Ms. Tarrago, a cash payment equal to two (2) times the executive's annual base salary in effect for the respective Executive when employment ends, or, if higher, the annual base salary in effect immediately before the change in control, potential change in control or Good Reason event (as each such term is defined in each Change in Control Agreement);

  •
  Under the terms of the Change in Control Agreement with Mr. Otten, he would receive an amount of cash equal to $390,625 in lieu of the above payment;

  •
  Under the terms of the Change in Control Agreement with Ms. Albers, she would receive an amount of cash equal to one (1) year of her base salary in lieu of the above payment;

    •
    Under the terms of the Change in Control Agreement with Ms. Tarrago, she would receive an amount of cash equal to nine (9) months of salary in lieu of the above payment;

  •
  For Executives other than Ms. Tarrago, a cash payment equal to two (2) times the higher of the amounts paid to the executive under any existing bonus or incentive plan in the calendar year preceding the termination of his employment or the calendar year in which the change occurred;

  •
  A cash payment for any amounts accrued under any other incentive plan;

  •
  For Executives other than Ms. Tarrago, a continuation for twenty-four (24) months of the life, disability and accident benefits the Executive was receiving before the end of his or her employment;

  •
  For Executives other than Ms. Tarrago, a continuation for eighteen (18) months of the health and dental insurance benefits he or she was receiving before the end of his or her employment;

  •
  For Executives other than Ms. Tarrago, a lump sum cash payment of $16,000 in lieu of medical benefits made available by the Company to its officers;

  •
  All unvested options will immediately vest and remain exercisable for the longest period of time permitted by the applicable stock option plan; and,

  •
  All unvested Company Restricted Stock awards will immediately vest.

        Payments made pursuant to the Change in Control Agreements will be paid out in equal bi-weekly installments following the Executive's termination of employment.

        The following terms have the following meanings in the Change in Control Agreements:

        "Cause" means any of the following:

          (1)   The Executive fails to carry out assigned duties after being given prior warning and an opportunity to remedy the failure;

          (2)   The Executive breaches any material term of any employment agreement with the Company;

          (3)   The Executive engages in fraud, dishonesty, willful misconduct, gross negligence, or breach of fiduciary duty (including without limitation any failure to disclose a conflict of interest) in the performance of his or her duties for the Company; or

          (4)   The Executive is convicted of a felony or crime involving moral turpitude.

        "Good Reason" means the occurrence of any of the following events arising without the Executive's consent:

          (1)   Demotion: The Executive's duties and responsibilities are materially and adversely altered from those in effect immediately before the change in control (or, the potential change in control), or there is a material and adverse change in the Executive's reporting responsibilities or in the size of the budget the Executive administers in effect immediately before the change in control (or, the potential change in control), provided that no demotion will be deemed to occur solely as a result of the Company ceasing to be a public company, a change in the Executive's title, or the Executive's transfer to an affiliate.

          (2)   Pay Cut: The Executive's annual base salary is materially reduced.

          (3)   Relocation: The Executive's principal office is materially relocated, which increases the Executive's one-way commute to work by more than fifty (50) miles, based on the Executive's residence when the transfer was announced.

          (4)   Breach of Contract: The Company materially breaches the Change in Control Agreement, the Executive's employment agreement or any other agreement between Executive and the Company pursuant to which the Executive performs services for the Company or compensation and benefits are provided to the Executive.

          (5)   Improper Termination: The Company terminates the Executive's employment, other than pursuant to a notice of termination satisfying the requirements of provisions of the Change in Control Agreement.

        The foregoing summary of the Change in Control Agreements does not purport to be complete, and is qualified in its entirety by reference to such agreements, including any forms or amendments thereto, filed as Exhibits (e)(5) through (e)(17) to this Schedule 14D-9 and incorporated herein by reference.

        While the Merger constitutes a "change in control" under the terms of each Executive's Change in Control Agreement, in the event that an executive officer does not experience a qualifying termination, then such executive officer will not receive any severance benefits under his or her Change in Control Agreement in connection with the Merger.

Continuing Officers and Employees

        From and after the Effective Time, until successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, the officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation; provided that a Kingswood operating partner with experience in the industry will be appointed as the Chief Executive Officer of the Company and the Company's current Chief Executive Officer, Anthony L. Otten, will continue with the Company in an advisory role to facilitate the transition.

        The Merger Agreement provides that for a period of twelve (12) months following the Effective Time, each employee who is employed by the Company (or any of its subsidiaries) immediately prior to the Effective Time (each, a "Company Employee") will receive their respective annual base salary and base wages, cash, annual bonuses and long-term incentive compensation opportunities (including target bonus amounts that are payable subject to the satisfaction of performance criteria in effect immediately prior to the Effective Time) and employee benefits, in each case, on terms that are no less favorable in the aggregate than such annual base salary and base wages, cash, annual bonuses and long-term incentive compensation opportunities and employee benefits provided to the Company Employees immediately prior to the Effective Time. Furthermore, each Company Employee shall be credited with his or her years of service with the Company (and its subsidiaries and their respective predecessors) before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any employee benefits plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time, except in those instances where such credit would result in a duplication of benefits with respect to the same period of service.

        The Merger Agreement provides further that Parent will assume, honor, and continue all obligations under Company employee benefit plans and compensation, change in control and severance arrangements and other employment or employment related agreements in effect prior to the Effective Time. Finally, to the extent that the Effective Time occurs (i) in 2017 or (ii) following the end of the 2017 performance period with respect to the with the Company's annual incentive plans or any other applicable annual bonus plan, (prior to payment of the bonuses for such 2017 performance period) Parent shall cause the Surviving Corporation to pay to each Company Employee the bonus to which the Company Employee would be entitled for such 2017 performance period based on actual performance. In addition, in the event that the Effective Time occurs in 2017, at the Effective Time, Parent shall cause the Surviving Corporation to pay to each Company Employee a pro-rata portion of any bonus that such Company Employee would have been entitled to receive under the Company's Annual Incentive Plans and any other applicable annual bonus plan for the 2018 and 2019 performance periods based on the Company Employee's target bonuses for such 2018 and 2019 performance periods.

        The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Memorandum of Understanding with Anthony Otten

        On September 22, 2017, the Company entered into a memorandum of understanding with Anthony Otten (the "Memorandum of Understanding"), which, on the Effective Date, will be memorialized into a definitive consulting agreement between the Company and Mr. Otten. It is understood that Mr. Otten will be terminated at some point following the Effective Time but will, pursuant to this Memorandum of Understanding, provide consulting services to the Company in the capacity of an independent contractor. Pursuant to the terms of the Memorandum of Understanding, Mr. Otten agrees to perform certain consulting services for the Company. In exchange, the Company will pay Mr. Otten a total of $484,375 over a forty-eight (48) month period, and the Company will further reimburse Mr. Otten for all reasonable, ordinary, and necessary out-of-pocket business expenses incurred by Mr. Otten in connection with his service as a consultant. The definitive agreement to be entered into on the Effective Date will include customary restrictions related to non-disparagement, non-solicitation and non-competition provisions and will outline the Company's right to terminate payments thereunder. The Memorandum of Understanding is contingent upon the consummation of the Merger with Kingswood and Purchaser.

        The foregoing summary of the Memorandum of Understanding does not purport to be complete, and is qualified in its entirety by the Memorandum of Understanding, a copy of which is filed as Exhibit (e)(18) to this Schedule 14D-9 and is incorporated herein by reference.

Discussion of Ongoing Directors

        Pursuant to the terms of the Merger Agreement, the directors of the Purchaser immediately prior to the Effective Time shall become the directors of the Company immediately following the Effective Time. Consequently, there will be no ongoing relationship between the Company and its current directors following the Merger, unless, following the Effective Time, Purchaser appoints any of the current directors to the board of the Company (Purchaser has not indicated any such plans).

Director and Officer Indemnification and Insurance

        Section 145 of the DGCL provides for the indemnification of officers and directors under certain circumstances against expenses incurred in successfully defending against a claim and authorizes Delaware corporations to indemnify their officers and directors under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their being or having been an officer or director. The Certificate of Incorporation and By-laws of the Company provide for indemnification of its officers and directors to the full extent authorized by such section. Pursuant to the terms of the Merger Agreement, the Company's directors, officers and certain other employees, and the directors, officers, and certain employees of any of the Company's subsidiaries, will be entitled to certain indemnification rights and coverage under the terms of the Company's Certificate of Incorporation and By-laws. Also pursuant to the terms of the Merger Agreement, Parent has agreed not to modify any provisions of the Company's Certificate of Incorporation or By-laws with respect to such indemnification provisions.

        The Merger Agreement provides that from and after the Effective Time, Parent will cause the Company and the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to: (i) each written indemnification agreement in effect on the date of the Merger Agreement between the Company and any person who is or was an officer or director of the Company (each such person, an "Indemnitee") at or at any time prior to the Effective Time; and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Company's organizational documents as in effect on the date of the Merger Agreement. The organizational documents of the Surviving Corporation will contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses currently set forth in the Company's organizational documents, and from and after the Effective Time through the sixth anniversary of the Effective Time, such provisions will not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnitee. The Merger Agreement further provides that, from the Acceptance Time through the sixth anniversary of the Effective Time, Parent will cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors' and officers' liability insurance coverage as set forth in the Company's current directors' and officers' liability insurance policies in effect as of the date of the Merger Agreement. However: (i) in no event will Parent be required to expend in any one (1) year an amount in excess of 300% of the annual premium payable by the Company as of the date of the Merger Agreement with respect to such current policy (if the annual premiums payable for such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for an annual premium equal to such amount); and (ii) in lieu of the foregoing, the Company may obtain a prepaid "tail" policy (the "Tail Policy") prior to the Effective Time, which policy provides the Indemnified Parties with directors' and officers' liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time. Parent will cause any such Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. Pursuant to the terms of the Merger Agreement, if the Company or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other entity and it is not the surviving entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, Parent will ensure that the successors and assigns of the Company or the Surviving Corporation, or at Parent's option, Parent, will assume the obligations described above and in the Merger Agreement.

        The foregoing summary of the indemnification agreements does not purport to be complete, and is qualified in its entirety by the form of Indemnification Agreement, a copy of which is filed as Exhibit (e)(19) to this Schedule 14D-9 and is incorporated herein by reference.

Golden Parachute Compensation

        The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that may become payable to each of the Company's named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. No such payments will be made to such executive as a result of the Merger unless and until such executive experiences a qualifying termination, which means the executive officer was either terminated by the Company without cause or the executive officer resigned for good reason. As a result of these various assumptions, the actual amounts that may be paid to a named executive officer in connection with the Merger and following a qualifying termination may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled, "Item 3—Past Contacts, Transactions, Negotiations and Agreements—Existing Employment Arrangements."

        This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that: (i) the Effective Time of the Merger, and thus the date of the "change in control" as used below, will occur on November 13, 2017, (ii) the employment of the named executive officer will be terminated under a qualifying termination on such date after the closing of the Merger, (iii) no amount of withholding taxes are applicable to any payments set forth in the table, (iv) the named executive officer's base salary rates remain unchanged, (v) no named executive officer receives any additional equity grants or other long-term incentive compensation opportunities on or prior to the Effective Time, (vi) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits, (vii) no payments are delayed for six (6) months to the extent required under Internal Revenue Code Section 409A, and (viii) no value is ascribed to any provision providing for reasonable compensation for future services, or refraining from providing services pursuant to any non-competition or similar arrangement, after the closing date. The amounts set forth in the table are estimates based on the Offer Price payable under the Merger Agreement. The individuals named below represent the named executive officers identified in the Proxy Statement, other than Christine B. Tarrago (who was appointed subsequent to the filing of such Definitive Proxy Statement) and Cynthia A. Downes (whose employment was terminated effective June 1, 2017). As a result of these assumptions and estimates, and the additional assumptions and estimates described in the footnotes accompanying this table, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the below table.

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Tax Reimbursement ($)(4)	Total ($)
Anthony L. Otten	875,000	1,350	37,694	—	914,044
Jeffrey A. Wagonhurst	540,000	375	31,334	—	571,709
Christine B. Tarrago	172,500	0	0	—	172,500
James D. Villa	420,000	225	19,139	—	439,364
Linda M. McKnight	400,000	375	24,816	—	425,191

(1)
Represents the "double trigger" cash severance payments payable to each named executive officer upon a qualifying termination. Based on performance to date in fiscal 2017, no bonuses would be paid following a change in control because required performance measures have not been met. Mr. Otten's cash amount is the sum of $390,625 in severance payable upon a qualifying termination under his Change in Control Agreement, and $484,375 in consulting fees payable under the Memorandum of Understanding.

(2)
Represents the "double trigger" vesting of all unvested shares of Company RSUs. Upon the Effective Time, all outstanding Company RSUs will vest, be automatically cancelled and converted into the right to receive an amount in cash equal to the Offer Price, without interest and less applicable taxes required to be withheld with respect to such payment pursuant to the Merger Agreement.

(3)
Represents the "double trigger" continuation of twenty-four (24) months of life, disability and accident benefits, a continuation of eighteen (18) months of health and dental insurance benefits, and a lump sum payment of $16,000 in lieu of medical benefits made available by the Company to its officers.

(4)
None of the named executive officers' arrangements provide for any "golden parachute" excise tax gross-ups or other tax gross-ups.

        In addition, while there is a Long-Term Incentive Compensation Program ("LTICP"), pursuant to which Messrs. Otten and Wagonhurst are eligible to receive awards, due to performance for fiscal 2016 and 2017, the bonus pool was not funded and, therefore, no awards under the LTICP would be paid following a change in control.

Item 4.    The Solicitation or Recommendation.

Recommendation of the Company Board

        At a special meeting held on September 22, 2017, based upon the unanimous recommendation by the Independent Directors, the Company's Board of Directors (the "Board") determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company and its stockholders; approved, adopted, ratified, and confirmed the form, terms and provisions of the Merger Agreement in substantially the form presented to the Board on the date of adoption of these resolutions; and determined to recommend that the Company's stockholders accept the Offer and tender Shares to Purchaser pursuant to the Offer.

        ACCORDINGLY, AND FOR THE OTHER REASONS DESCRIBED IN MORE DETAIL BELOW, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR COMPANY SHARES PURSUANT TO THE OFFER.

        A copy of the letter to the Company's stockholders communicating the Board's recommendation is filed as Exhibit (a)(7) to this Schedule 14D-9 and is incorporated herein by reference. A copy of the press release issued by the Company on September 25, 2017 announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board's Recommendation

Background of Offer and Merger

        On September 30, 2015, the Company, together with certain of its domestic subsidiaries acting as guarantors, entered into a loan agreement (the "Loan Agreement") with Bank of America, N.A. (the "Lender") for a revolving credit facility of $25.0 million and a term facility of $5.0 million, due September 30, 2018. During the third and fourth quarters of its fiscal year ending July 1, 2016, following discussions with the Lender, the Company determined that it was not in compliance with certain covenants under the Loan Agreement. Each failure to comply with these covenants constituted a default under the terms of the Loan Agreement.

        During fiscal 2016 and the first half of fiscal 2017, the Company and the Lender entered into a series of forbearance agreements pursuant to which the Company was allowed to continue borrowing under the facilities consistent with Company needs as reported by the Company to the Lender on a weekly basis through 13-week cash flow forecasts, and subject to a cap on revolving borrowings of $15.5 million. These forbearance agreements culminated in an amendment to the Loan Agreement in December 2016 (the "Loan Agreement Amendment"), pursuant to which the maximum borrowings were reduced to $13.0 million. The forbearance agreements and the Loan Agreement Amendment also triggered increases to the interest rate paid by the Company and the payment of forbearance and amendment fees, and the maturity of the loan was also accelerated to September 30, 2017.

        The forbearance agreements, and ultimately the Loan Agreement Amendment, required the Company to engage in a process to either refinance or replace the Loan Agreement. The Company and the Lender separately developed a timeline which included specific milestones for the consummation of a transaction to achieve such replacement or refinancing. In connection with the Loan Agreement Amendment the Company and Lender established a deadline of August 30, 2017 for the consummation of a transaction. The Company's failure to complete the transaction by this deadline resulted in a default under the Loan Agreement and the Company, pursuant to the terms of the Loan Agreement, among other things was required to issue a warrant to the Lender to purchase 9.9% of the outstanding Common Stock and pay certain fees that had originally been deferred under the Loan Agreement Amendment.

        As a part of its efforts to replace or refinance the Loan Agreement, the Board evaluated a variety of strategic alternatives, including financing transactions and the sale of the Company. Initially, the Company engaged B. Riley Financial, Inc. ("B. Riley") in June 2016 to assist it in identifying and evaluating financing alternatives. When it became clear that the available financing alternatives would not provide sufficient terms and funding for the continued operation of the Company as an independent entity, the Company engaged Canaccord Genuity Group Inc. ("Canaccord") in December 2016 to assist it in evaluating alternatives, including a sale or other recapitalization of the Company.

        In December 2016 and continuing through September 2017, the Company and the Lender held regular meetings to discuss the financial condition of the Company, and, over time, to provide the Lender with updates on the negotiations with various parties regarding possible financing and sale transactions. These calls were led by representatives of Canaccord and with Anthony Otten (Chief Executive Officer) in attendance. Other attendees would at times include Haywood Miller (Berkeley Research Group, engaged by the Company to serve as Chief Restructuring Officer at the Lender's direction, to provide guidance regarding management of cash flow and operations of the Company), John Schlant (Berkeley Research Group) and other members of management. In addition to these calls, following his appointment as Chief Restructuring Officer, Mr. Miller usually attended Board meetings to provide input on the Company's financial circumstances and to address issues likely to be of interest to the Lender.

        Starting in September 2016, regular telephonic meetings were utilized by Mr. Otten to update Paul J. Hoeper (Chairman and an Independent Director) on the status of possible refinancing transactions, and eventually to discuss and update Mr. Hoeper and Frederick M. Strader (Independent Director) on the status of the marketing process, potential sale transactions, the diligence process and then the negotiation of the Merger Agreement with Kingswood. As appropriate, Mr. Otten would also have occasional communications with Mr. Hoeper and Mr. Strader to convey updates or seek direction regarding these efforts as well.

        Following their due diligence review, efforts to refinance the Company with assistance from B. Riley began in September 2016. B. Riley contacted fifty-one (51) parties to assess their interest in participating in a financing for the Company. Out of the fifty-one (51) parties, six (6) provided letters of intent or indications of interest describing various financing transactions. Generally, the terms offered were determined by the Board not to be sufficient to meet the needs of the Company, particularly with respect to its need to continue to seek significant bonding for its operations and fund its ongoing working capital needs. In addition, each of the parties stated that they would require the Lender to take a substantial discount to its financial interest in the Company, another factor the Board viewed unfavorably, because the Lender had made it clear that it would not accept such a discount.

        Ultimately, the Company negotiated a term sheet with a financing source, referred to herein as "Party A," which would have resulted in $14.0 million of new capital comprised of $7 million of debt financing and $7 million of equity capital. The purchasers of the debt were expected to receive 100,000 unregistered Company Shares for each $1 million of funded debt in addition to the equity issued in the equity financing transaction. The transaction would have required approval of the Company's stockholders pursuant to the requirements of the NYSE American LLC, formerly NYSE MKT (the "Exchange"). The Company was in the process of soliciting an exemption from the Exchange in January 2017 to allow the issuance of the equity without stockholder approval, when Party A determined that, after further diligence, it would not proceed with the financing at that time.

        As a result of the termination of Party A's term sheet, the Board determined to initiate the process with Canaccord to identify a transaction for the refinancing or sale of the Company based on the

Board's conclusion that such a transaction had a higher likelihood of satisfying the requirements of the Lender and providing a means for the Company's continued viability. The marketing process with Canaccord began in late January 2017. Throughout the process, Canaccord contacted ninety-six (96) parties and provided a confidential information presentation to twenty-six (26) parties, which resulted in the Company receiving nine (9) indications of interest. Of the nine (9) potential parties, the Company invited seven (7) parties to participate in management presentations at the Company's headquarters, which were conducted from early to mid-April 2017. The presentations featured a variety of separate discussions and presentations led by appropriate members of management and general managers of several of the Company's lines of business, including: Mr. Otten, Jeffrey Wagonhurst (President and Chief Operating Officer), Cynthia Downes (former Executive Vice President, Chief Financial Officer and Treasurer), Rob Biedermann (former Senior Vice President, Engineering and Construction Management Group), Suzanne Bates (Senior Vice President, Environmental Services Group), Wendell Newton (Senior Vice President, Professional Services Group), Linda McKnight (Senior Vice President, Business Development) and James D. Villa (Senior Vice President, General Counsel, Secretary, Chief Compliance Officer). In addition, a number of other individuals participated during the process with regards to discussions of specific topics and projects. Representatives of Canaccord also participated in these meetings.

        On April 6, 2017, the Company received a letter from the Exchange in which it determined that the Company was not in compliance with Section 1003(a)(i) of the Exchange's Company Guide because its stockholder's equity reported for the fiscal year ended July 1, 2016 was below $2.0 million and it had reported net losses for two (2) of the last three (3) fiscal years. The Exchange also informed the Company that it must submit a plan to the Exchange by May 6, 2017 identifying actions it had taken, or will take, to regain compliance with the Company Guide by October 6, 2018, which period was subsequently shortened. In addition, the letter provided the Company an early warning regarding potential noncompliance with Section 1003(a)(iv) of the Company Guide, due to uncertainty regarding its ability to generate sufficient cash flows and liquidity to fund operations. This uncertainty raised substantial doubt about the Company's ability to continue as a going concern.

        On April 18, 2017, Canaccord provided access to a virtual data room to the seven (7) interested parties who had attended the management presentations for purposes of their commencing due diligence. Over the next few weeks, a substantial level of information was made available to the interested parties through the data room prior to the deadline for submitting letters of intent, in an effort to increase the quality of the offers received. Information provided included standard information about the corporation, information about the Company's material contracts and operations, detailed financial information and data and employee information.

        A deadline of May 12, 2017 was initially set for all interested parties to provide letters of intent or other terms for a proposed transaction.

        During the diligence phase, three (3) of the seven (7) parties determined that they would not proceed with a potential transaction with the Company due to financial, operational and various industry concerns. A fourth party indicated it was interested in submitting a letter of intent, but subsequently dropped out of the process. Based on discussions with these parties, they provided a number or reasons for declining to continue participating in the process, including:

  •
  Continuing deterioration of Company's financial performance;

  •
  Significant decline in the Company's gross revenue as compared to historical levels and management's forecast for fiscal 2017;

  •
  Projected revenue being concentrated in a few major program areas;

  •
  Low project margins, specifically on larger projects such as the Dover Air Force Base contract;

  •
  Lack of organic growth opportunities available to the Company;

  •
  Difficulty in scaling the business to a much larger size;

  •
  Track record of acquisitions demonstrating a difficulty with integration;

  •
  Concern about high levels of bonding required to support the business;

  •
  Amount of additional liquidity that would be needed to successfully run the Company; and

  •
  Inability to find significant equity value based on current financial results.

        On May 8, 2017, the Company submitted a plan to the Exchange to regain compliance with Section 1003(a)(i) of the Exchange Company Guide, which was accepted by the Exchange via a letter dated June 30, 2017 for a plan period through August 15, 2017. The Company received a letter dated August 11, 2017, from the Exchange stating that they had extended the period for implementation of the Company's plan to restore compliance with Section 1003(a)(i) of the Exchange Company Guide and had granted a plan period through September 15, 2017, subject to extensions.

        On May 12, 2017, Canaccord received two (2) letters of intent with respect to an acquisition of the Company. The first letter of intent was provided by Kingswood and contemplated a purchase of the Company at a price of $0.60 per share in cash, which was subsequently negotiated up to $0.62 per share. Another one of the parties, referred to herein as "Party B," provided an offer to purchase the Company at a price of $0.65 per share with the consideration to be paid in the form of common stock of Party B. Party B was a small public company with significant ownership by affiliates and little trading in its stock. Another strategic party, referred to herein as "Party C," also indicated that it was interested in providing an offer, but asked for an extension in the deadline to complete its process. The extension was granted and on May 24, 2017, Party C provided a letter of intent with respect to an acquisition of the Company. Party C's letter of intent contemplated a $15.0 million enterprise value which, at the time, the Company believed would equate to approximately $0.22 per Company Share, though Party C did not expressly specify a per share price.

        On May 16, 2017, representatives of Canaccord spoke separately with both Kingswood and Party B to clarify terms of each party's letter of intent, enterprise valuation methods used, and financing. The call with Party B also discussed the valuation of Party B's common stock.

        On May 22, 2017, the Company engaged McGuireWoods LLP ("McGuireWoods") as counsel to the Company in its negotiations with Kingswood. The Company also engaged Paul Hastings LLP ("Paul Hastings"), its regular securities counsel, to provide securities advice with respect to the transaction and to assist in advising the Board with respect to its fiduciary duties.

        On May 23, 2017, representatives of Canaccord spoke with Party B to provide feedback on its letter of intent and its view on the valuation of Party B's common stock. Party B indicated it would resubmit an improved letter of intent before May 26. In a follow-up call that same day, Party B and a Canaccord representative discussed certain diligence matters and other items that would impact valuation.

        Also on May 23, 2017, representatives of Canaccord spoke with Kingswood to provide feedback on its letter of intent. Items discussed included valuation of the Company and the size of the break-up fee contained in the letter of intent. Kingswood submitted a revised letter of intent with improved terms on May 24.

        On May 24, 2017, representatives of Canaccord spoke with Party C to discuss progress on its letter of intent. Party C indicated a possible lower valuation and consideration was appropriate based on information learned about the Company during diligence. Party C indicated it would submit a letter of intent on May 25.

        On May 25, 2017, Party B submitted a revised letter of intent with slightly modified terms. Also on May 25, Kingswood submitted a revised letter of intent with slightly modified terms.

        Also on May 25, 2017, Party C submitted a letter of intent with a significantly reduced valuation of the Company as compared to its initial indication of interest, citing higher than expected amount of work and resources required to return the Company to consistent profitability. A representative of Canaccord spoke with Party C to confirm the enterprise value used by Party C, and to indicate to Party C that such enterprise value was not likely to be compelling to the Company's Board. Party C indicated that it was unwilling to further amend its enterprise valuation for the time being.

        On May 26, 2017, the Board of Directors of the Company met to consider the three (3) letters of intent provided by Party B, Party C, and Kingswood. Senior management and advisors in attendance included Ms. C. Downes, Mr. Villa, Mr. Miller, several representatives from Canaccord, and a representative from Paul Hastings. During the meeting, a representative from Canaccord described the overall process to date and gave a detailed description of the three (3) letters of intent, including the Company's enterprise value as reflected in each letter of intent, the basis of such valuation, the proposed structure of any potential transaction and the extent of the due diligence conducted by each offeror. He noted that while the valuation provided by Party B's offer was, at that time, slightly higher than Kingswood's, the structure of the transaction proposed by Party B was a stock transaction that was more complicated and dependent on the value of Party B's stock. The Board also raised concerns as to Party B's transparency, governance structure and ability to become compliant with the numerous obligations placed upon a government contractor. Additionally, Party B's offer had a number of outstanding due diligence items that would have potentially reduced their offer. During the meeting, the representative of Paul Hastings explained in detail the Board's fiduciary duties as directors, the nature of the process engaged by Canaccord and the timing and requirements of various public disclosure requirements under the securities laws. Following additional discussion among the Board members, they instructed management to contact Kingswood and seek to improve the terms of its letter of intent and to inform Party C that its offer was too low and that an increase in the pricing was necessary. The Board also instructed management that its concerns regarding Party B prevented further discussions regarding a proposed transaction.

        Also at this meeting, the Board determined that it was in the best interests of the Company and its stockholders that the Independent Directors should oversee and negotiate any potential transaction involving the sale of the Company and be responsible for recommending any such transaction for approval by the full Board. While concluding that no member of the Board had a direct conflict of interest with respect to the proposed transactions or refinancing, the Board concluded that the management board members might have potential conflicts in their capacities as executive officers of the Company. In order to ensure an appropriate process, the Board concluded that management members of the Board would act on behalf of the Company at the direction of the Independent Directors and would refrain from taking actions in their capacity as Board members in connection with any approval with respect to the transaction, except upon the recommendation and approval of the Independent Directors.

        During late May, 2017, Canaccord and representatives of the Company prepared a package of information for Kingswood that detailed items that Canaccord and the Company thought would result in incremental equity value, as well as information about an anticipated better net debt position as of July 15, 2017 (the initial goal for signing the Merger Agreement) that was expected at that time.

        Following further negotiations, on June 1, 2017, Kingwood submitted a revised letter of intent with a purchase price of $0.65 per share in cash. The letter of intent contemplated continued due diligence and the execution of a definitive agreement by the middle of July 2017.

        Effective June 1, 2017, the employment of Ms. C. Downes, who was Executive Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer, was terminated and the Company appointed Christine Tarrago to serve as Senior Vice President, Chief Financial Officer, Treasurer and Principal Accounting Officer of the Company, as described in the Company's Current Report on Form 8-K filed with the SEC on June 5, 2017, which is incorporated herein by reference and filed as Exhibit (e)(20).

        On June 2, 2017, at a special meeting of the Board, the Board received an update on the negotiation process and considered the terms of the revised letter of intent from Kingswood. Mr. Villa was in attendance, as well as several representatives of Canaccord. A representative of Canaccord described how Party C had been contacted, as requested by the Board, and was informed that it must significantly increase its offer for it to be actively considered by the Board. The Board was informed that Party C declined to modify its offer. The Board was also updated on the status of negotiations with Kingswood that resulted in an improved offer, including a higher per share price and other improved deal terms. The Canaccord representative also compared the offers from Party B and Kingswood, noting that certain governance structure issues with Party B had raised concerns, as well as a 90-day period of exclusivity and certain closing conditions sought by Party B that were problematic. He also described that Kingswood had a stronger understanding of the Company's business.

        After extensive discussion, Party C's offer was determined to be inadequate based on price when compared to the other two (2) offers received. Party B's offer, while initially at the highest price per share, was considered problematic because of: (i) certain governance issues perceived with respect to Party B, (ii) the fact that the consideration would be paid in the form of illiquid stock and (iii) the liquidity concerns presented by significant affiliate ownership of Party B. After further deliberation, the Independent Directors directed management of the Company to execute the letter of intent with Kingswood (the "Letter of Intent").

        Following the Board meeting, on June 2, 2017, the Company entered into the Letter of Intent with Kingswood.

        On June 5, 2017, representatives of Canaccord and representatives of Kingswood held a planning session by phone to begin Kingswood's diligence process and to outline steps toward an agreement within forty-five (45) days of signing, or July 17, 2017. Also on June 5, Mr. Otten had a meeting with Kingswood by phone to discuss the quality of the Company's earnings. In addition to Mr. Otten, Mr. Wagonhurst, Cheryl Roberts (Controller), Karin Weber (Director of Integration), Mr. Villa, Ms. McKnight, Ms. Albers and representatives from Canaccord were in attendance.

        During this time, Kingswood's due diligence continued, focusing on operations of the business, contracts and financial information. Given that the Company had recently not been current in filing its required periodic reports with the SEC and had recently switched auditors, Kingswood performed a quality of earnings analysis using an outside accounting firm to validate (or dispute) the adjusted EBITDA and underlying EBITDA results that had been presented to Kingswood by the Company. Representatives of Kingswood and its operating partners attended an on-site due diligence presentation between June 14 and June 16, 2017. Also during this time Kingswood submitted a comprehensive legal due diligence request list that the Company and its advisors worked to satisfy throughout the process.

        On June 11, 2017, McGuireWoods and the Company circulated a first draft of the Merger Agreement to Kingswood and its outside counsel, Dentons US LLP ("Dentons"). Following circulation of this draft of the Merger Agreement, representatives from McGuireWoods, the Company, Kingswood and Dentons had an initial call on June 12, 2017 to discuss the structure of the transaction between the parties. Specifically, there was a discussion as to whether the transaction between Kingwood and the Company should be structured as a reverse triangular merger or as a tender offer with second step merger conducted pursuant to Section 251(h) of the DGCL.

        From June 13 to June 19, 2017, Dentons and McGuireWoods exchanged drafts and correspondence regarding the tender offer and support agreements that were contemplated under the

Letter of Intent and the initial draft of the Merger Agreement. Eventually, the requirement of executive officers, directors and certain significant stockholders to enter into the tender offer and support agreements was removed from the Merger Agreement. However, following the execution of the Merger Agreement, Kingswood asked members of the Board and management to enter into the Tender and Support Agreements, which were subsequently executed on October 2, 2017.

        On June 23, 2017, at a special meeting, the Board received an update on the status of negotiations with Kingswood. Ms. Tarrago and Mr. Villa were in attendance, as well as a representative from Paul Hastings. Mr. Otten provided a status update and substantial discussion occurred regarding the important deal points of the potential transaction. The Board also discussed the need to obtain a fairness opinion and instructed management to solicit names of entities that could perform such analysis. The Board also instructed management to regularly circulate all material terms regarding the transaction to the entire Board for its review.

        On June 27, 2017, Kingswood provided an initial mark-up to Merger Agreement. This draft of the Merger Agreement restructured the transaction as a tender offer with second step merger conducted pursuant to Section 251(h) of the DGCL and featured several deal protection measures, including termination triggers and termination fees.

        The Board met on June 28, 2017. Also in attendance were Mr. Villa, Ms. Roberts and Ms. Tarrago, and representatives from McGuireWoods, Paul Hastings, Canaccord and Mr. Miller. The Board discussed with the representative of McGuireWoods the mark-up of the Merger Agreement that Kingswood provided on June 27, 2017. There was considerable discussion on the deal protection measures in the Merger Agreement and the Board's fiduciary duties to achieve the best value for stockholders. The Board discussed—but ultimately rejected—the idea of seeking a "go shop" provision in the Merger Agreement. While the Board insisted on a fiduciary out, the Board also agreed that it had been shopping the Company through the Canaccord process and that asking for an additional "go shop" was not reasonable. The Board decided that it should review each draft of the Merger Agreement and directed management to circulate each draft to the Board for review before such draft was marked up and returned to Kingswood. Further, the Board designated Mr. Hoeper and Mr. Strader as the primary supervisors of the regular activities of management regarding the negotiation with Kingswood and requested that they provide updates to the Board as necessary. The representative from Paul Hastings also discussed with the Board the structure of the proposed transaction and the differences between a one-step transaction and a tender offer followed by a second step merger, the size of the break-up fee and the Board's fiduciary duties in connection with both. The Board also reviewed the three (3) possible firms that had been identified by management as possible candidates to prepare the fairness opinion. Management was directed by the Board to interview these three (3) firms and propose one to provide a fairness option. The Board also addressed an unsolicited indication of interest for a recapitalization transaction that had been received on June 27, 2017 from another party, referred to herein as "Party D," an entity that had conducted diligence in the early part of the process. Upon its review and discussion of the indication of interest, the Board determined that this proposed transaction was not certain enough and Party D's financing was tentative, requiring Party D to conduct substantial additional diligence, which the Board thought would not be satisfactory. Party D also wanted an up-front fee, which was viewed by the Board as an unreasonable request. Additionally, if the Board were to engage with Party D, the Company would also have been required to pay Kingswood a termination fee.

        On June 29, 2017, the Company and Kingswood held a meeting by telephone to discuss the Company's budget and other outstanding issues. Mr. Otten, Ms. Roberts, Ms. Tarrago and representatives from Canaccord were in attendance.

        On June 30, 2017, the Company received an unsolicited e-mail from another party, referred to herein as "Party E," that outlined its interest in purchasing two (2) of the Company's business segments—the Company's Environmental Services (ESG) and Professional Services (PSG) groups. The Company declined to pursue this potential offer, because it was not clearly defined and related to only two (2) segments of the Company, and, because of the exclusivity restrictions, the Company would be obligated to pay the termination fee to Kingswood to consider it.

        On July 3, 2017, McGuireWoods sent Dentons an initial list of issues with respect to the June 27, 2017 draft of the Merger Agreement. On July 6, 2017, McGuireWoods, Dentons, and Mr. Villa discussed these issues on a call. Issues discussed included the length of the Offer period, post-closing obligations of the Company, the definition of Superior Proposal, the appropriateness of termination fees and other deal protections, Kingswood's financing obligations, the scope of Company's representations and warranties and appropriate carve outs and post-closing covenants regarding employee benefits.

        A special meeting of the Board was held on July 11, 2017. Mr. Villa was also in attendance. At the meeting the Board received an update on the engagement of a firm to provide the fairness opinion and the status of negotiations with Kingswood. Mr. Hoeper described the three firms that had been contacted regarding the fairness opinion. After consideration of all the factors described by Mr. Hoeper, the Board resolved that the Company engage Stout Risius Ross, LLC ("Stout") to provide an opinion to the Board as to the fairness, from a financial point of view, of the consideration to be received in a transaction involving the Company. Mr. Otten provided an update on the Kingswood negotiations over key transactional terms.

        On July 13, 2017, McGuireWoods circulated a revised version of the Merger Agreement. Following the circulation of the revised Merger Agreement, McGuireWoods and Dentons corresponded in an attempt to schedule a call to discuss outstanding employee benefits issues.

        On July 18, 2017, the Company held several meetings with Kingswood by telephone to review the Company's profitability. From the Company, Mr. Otten, Ms. Tarrago, Mr. Wagonhurst, Mr. Newton, Ms. Bates, Travis Cooper (Vice President, Engineering and Construction Management) and Mr. Biedermann were in attendance.

        The Letter of Intent with Kingswood had an exclusivity provision that expired on July 17, 2017. On July 19, the Letter of Intent was amended to extend the exclusivity period until July 31, 2017. While in the process of negotiating a potential extension between the Company and Kingswood, on July 19, 2017, the Company received an unsolicited indication of interest from Party E, which was also structured as an acquisition involving the Company's outstanding common stock at a price of $1.40 per share, subject to further diligence. Party E stated that it would be able to make a formal binding offer within two weeks of starting diligence or it would pay a break-up fee. This proposed transaction presented a potential strategic merger, because Party E operates in some of the same business lines as the Company and was very familiar with the Company's business. The Company had partnered with Party E in the past, and Party E's financial backing meant it had ready access to the capital necessary to fund the transaction.

        The Board met on July 19, 2017 to consider the indication of interest from Party E. Mr. Villa and Mr. Miller were also in attendance, as well as a representative from McGuireWoods, and representatives from Canaccord. Based on the initial information provided by Party E, the Board concluded that this offer contained terms materially more favorable to the Company's stockholders than the Kingswood transaction and should be considered by the Board in the discharge of its fiduciary duties. The Board also discussed the terms and structure of the transaction proposed by Party E, as well as the fact that pursuing such a transaction would result in a payment by the Company to Kingswood for terminating its negotiations. A representative of Canaccord updated the Board on the status of negotiations with Kingswood, including the fact that it was unlikely that Kingswood would be in a position to sign a definitive merger agreement by July 31, 2017, the new exclusivity date in Kingswood's amended letter of intent, due to its need to obtain financing and its review of the

Company's earnings (even though neither were conditions of the letter of intent). There was also discussion about concerns raised by the Lender regarding the termination of negotiations with Kingswood, the related delays, and the inability of the Company to close a transaction in a timely fashion and fully repay the loan. After significant discussion, the Independent Directors concluded that asking Kingswood to waive exclusivity, while allowing Party E a limited amount of time for its diligence, was the best manner in which the Board could seek to maximize stockholder value, despite likely strong objections made by the Lender.

        After further discussions with Kingswood, the Company terminated the Kingswood Letter of Intent by letter to Kingswood dated July 20, 2017, and the Company pursued discussions with Party E. In connection with terminating the Letter of Intent, the Company paid Kingswood $285,000 in break-up fees and related expenses.

        Party E commenced due diligence of the Company on July 24, 2017, attending numerous meetings during full-day sessions at the Company's headquarters during the weeks of July 24 and 31, 2017. During this time Kingswood continued to engage with Canaccord, both to state that it remained interested in the Company and to seek payment of its expenses, as per the Letter of Intent with Kingswood. Kingswood indicated that it may be able to make an improved offer, with limited additional diligence, should the opportunity arise.

        On August 7, 2017, Party E delivered a revised offer to the Company, which was structured as a purchase of only a portion of the Company at a significantly reduced enterprise value and contemplated the transaction being accomplished through a bankruptcy process. The letter cited an estimated requirement for a cash injection of $18.0 million to $20.0 million to recapitalize the business. Also on August 7, Canaccord reached out to Kingswood to determine its interest in submitting a revised proposal. That afternoon, Kingswood submitted a revised letter of intent (the "Revised Letter of Intent") that retained the purchase price of $0.65 per share, extended the exclusivity period until August 25, 2017, and revised certain other aspects of the initial proposal that the Board had identified as needing to be addressed.

        The Board met on August 8, 2017 to consider the revised offer from Party E and the Revised Letter of Intent from Kingswood. Mr. Villa and Mr. Miller were in attendance, as well as a representative from Paul Hastings, a representative from McGuireWoods, and several representatives from Canaccord. After reviewing both revised offers, the Independent Directors concluded that the revised letter of interest from Party E no longer presented a transaction and valuation superior to the Kingswood transaction. Further, the Board concluded that the revised offer from Party E would not satisfy the Lender's requirements. After discussing the fact that the Party E offer was inadequate as restructured, that the revised offer from Kingswood was at the same per share consideration of $0.65 per Company Share, and that no other potential transactions were currently available to the Company, the Independent Directors authorized management to terminate discussions with Party E and to enter into the Revised Letter of Intent with Kingswood. Party E paid a termination fee of $278,662 to the Company on September 7, 2017.

        On August 9, 2017, the Company and Kingswood entered into the Revised Letter of Intent. The Board and management were aware that the Kingswood's per share price of $0.65 did not take into account the possible dilution resulting from the warrant issued to the Lender on August 9, 2017, and that, depending on what happened with the warrant, the per share price would likely be adjusted to account for such dilution.

        The Board held a special meeting telephonically on August 16, 2017 to discuss an unsolicited revised indication of interest the Company received from Party D on August 15 for a recapitalization transaction. Ms. Tarrago, Mr. Villa and Mr. Miller were in attendance, as well as representatives from Canaccord and a representative from McGuireWoods. After reviewing the revised indication of interest, the Independent Directors determined to reject it due to the tentative nature of many of the terms including the required financing, the risk that a transaction would never be finalized due to its preliminary nature and the additional diligence that would be required, the fact that pursuing such a transaction would result in the payment of another $250,000 termination fee to Kingswood, that Party D again requested an up-front fee and that the resulting delay would certainly be objectionable to the Lender.

        On August 21, 2017, the Company held a meeting with Kingswood by telephone to discuss the terms of the transaction and Kingswood's financing. Mr. Otten and representatives of Canaccord were in attendance. Another meeting between Kingswood and the Company was held by telephone on August 23 to discuss how Kingswood was structuring the debt piece of their financing, focusing on the factoring of accounts receivable. There was also some discussion regarding sub-debt issues at the Company. Mr. Otten, Ms. Tarrago, Vanessa Downes (Senior Director of Contracts and Procurement) and Mr. Villa were in attendance from the Company.

        On August 21, 2017, representatives from Stout, at the request of the Company, met with certain members of the Board and Company management by telephone to review its preliminary financial analyses with respect to the Company and the proposed Transactions.

        After Kingswood and the Company entered into the Revised Letter of Intent, the Company's financial performance continued to decline and operating results fell below the Company's budgeted projections. In August 2017, management revised its fiscal 2018 budget downward. This underperformance, combined with less favorable results on other liabilities (including with respect to certain ongoing litigation) than expected, contributed to net debt/obligations that were higher than originally expected ($16.3 million as of September 22, 2017 versus $12.8 million expected in May 2017). In addition to paying the Offer Price, as a result of the Merger, as the indirect parent and sole stockholder of the Company, Kingswood would be responsible for the Company's remaining debt and other liabilities, including obligations arising from previous acquisitions that must be paid by the Company. Additionally, cash forecasts provided by a third party consultant did not show meaningful cash flow versus net debt improvements going forward. As a result of all these factors, Kingswood had difficulties obtaining traditional financing for the Transaction. Ultimately, as further discussed below, these performance factors resulted in Kingswood adjusting its offer first to $0.25 a share on September 6, 2017 and again to $0.15 a share on September 15, 2017 as the Company's financial performance continued to worsen. In particular, Kingswood adjusted the price to $0.15 per share, in part due to preliminary financial results for the month of August provided by the Company, which indicated even further concerns about the health of the business.

        Further, during this entire process, the Lender communicated an increasing level of impatience as the process of negotiating this transaction with Kingswood extended through August and into September. As a result, Kingswood engaged in direct negotiations with the Lender and ultimately agreed to purchase the Lender's warrant exercisable for 9.9% of the Company's outstanding Common Stock in a negotiated transaction between those parties for an aggregate price of $15,000, helping to maintain the share price for the Transaction at $0.15 per share, without further dilution from such warrant. The purchase of the warrant by Kingswood was effective immediately prior to the signing of the Merger Agreement on September 22, 2017.

        During this time, the parties continued to negotiate the terms of the Merger Agreement. On August 23, 2017, Kingswood circulated comments to the revised Merger Agreement. On August 25, Management considered an issue list prepared by McGuireWoods and Mr. Villa. Issues noted included the scope of various representations and warranties, certain covenants regarding limitations placed on the Company prior to closing, the definition of a Superior Proposal, events that would trigger termination rights for Kingswood, and certain expense reimbursements.

        On August 28, 2017, McGuireWoods circulated a revised draft of the Merger Agreement to Dentons along with an initial draft of the Company's Disclosure Schedules related to the Merger Agreement. Also on August 28, representatives of Canaccord, Mr. Otten and Ms. Tarrago met with Kingswood to discuss the Company's forecasts for accounts receivable.

        On August 31, 2017, Dentons circulated a revised draft of the Merger Agreement to McGuireWoods.

        On September 1, 2017, McGuireWoods circulated a revised draft of the Merger Agreement to Dentons. Also on September 1, representatives of Canaccord and Mr. Otten, Ms. Tarrago, Ms. McKnight, Ms. Bates, Mr. Cooper and Mr. Newton met with Kingswood to discuss the Company's current backlog, as well as its new business pipeline, including the current pursuit strategy for both domestic and international opportunities and the prioritization of prospects, as well as the reasons for recent business losses. Discussion also focused on pricing for future contracts.

        In early September, Kingswood and its agents had discussions with various parties who held subordinated debt of the Company. As discussed below, the parties ultimately entered into revised notes or other agreements establishing or modifying the payment terms of those debts, including extending the time for payment of such debts, conditioned upon the closing of the Merger.

        On September 5, 2017, Dentons sent a revised draft of the Merger Agreement to McGuireWoods.

        On September 6, 2017 Kingswood revised the per share consideration price to $0.25 per share.

        On September 8, 2017, Mr. Hoeper held a telephone conversation with Kingswood about both the termination fee and the financing requirements of the transaction. During the call, Mr. Hoeper reiterated the importance of a reasonable termination fee. He also discussed the importance of the covenants regarding the preservation of benefits and other matters related to the Company's employees.

        From September 6 through September 21, 2017, Dentons and McGuireWoods exchanged several drafts of the Merger Agreement and Disclosure Schedules as those documents were being finalized. As noted above, on September 6 Kingswood revised the per share purchase price down to $0.25 per share, and on September 15, Kingswood reduced the per share purchase price to $0.15 per share, in each case as a result of the Company's continuing challenged financial performance. Additional minor revisions were made periodically to adjust the deadlines for extending the Offer and the End Date, and a few minor revisions were made to provisions concerning employee benefits and the final count of RSUs and Restricted Shares. During this time, Kingswood continued its diligence on the Company, focusing on the quality of earnings, forecasts, budgets and financial performance, as well as conducting a contact review. Much of this diligence was also for the purpose of helping Kingswood's financing source investigate the Company. Negotiations were also occurring between Kingswood and the Lender concerning Kingswood's purchase of the warrant and other matters.

        On September 12, 2017, representatives from Canaccord and Mr. Otten, Mr. Villa, and Ms. V. Downes held a telephonic meeting to discuss material contracts.

        On September 14, 2017, Mr. Otten and Kingswood held a meeting by telephone for a general discussion of where the parties were in the process of providing requested data.

        On September 14 and 15, 2017, representatives from Canaccord and Mr. Otten and Ms. Tarrago held telephonic meetings for extensive discussion of the Company's projected revenue for fiscal 2018.

        On September 17, 2017, in connection with Kingswood's negotiations with the Company's subordinated debt holders, the Company entered into promissory notes with certain existing creditors pursuant to which the creditors have agreed to extend the payment terms of the indebtedness owing by the Company to such creditors. Each of these promissory notes was issued in cancellation of an existing promissory note executed by the Company and payable to the applicable creditor and is subject to the condition that if the Company fails to consummate the closing of a sale of the Company to Kingswood on or before November 15, 2017, such promissory note will be void and of no effect. In the event that the Merger is not consummated on or before November 15, 2017, these obligations will revert back to their original terms and be immediately due and payable. The aggregate principal amount of the new notes is approximately $3.7 million.

        On September 20, 2017, the Company and Kingswood held a meeting by telephone to review the current draft of the Merger Agreement and to ensure that there were no additional material changes to the Company's performance that should be addressed prior to signing the Merger Agreement. Mr. Otten, Ms. Tarrago, Mr. Villa and representatives of Canaccord were in attendance.

        On September 22, 2017, the Board of Directors held a special meeting to review and consider the final negotiated terms of the Merger Agreement as well as the fairness opinion to be presented by Stout. Also present were several representatives of Canaccord, Mr. Villa, Ms. Tarrago, Mr. Miller, a representative from Paul Hastings, representatives from Stout and a representative from McGuireWoods. At this meeting, the representative from Paul Hastings again reviewed with the Independent Directors their fiduciary duties when considering the proposed transaction. Management and the representatives from Canaccord reviewed the outcome of the negotiations with Kingswood, the final terms of the Merger Agreement, the continuing decline of the Company's financial performance and the reasons why the merger consideration was reduced to $0.15 per share. Canaccord made a presentation summarizing the process undertaken and the financial terms of the Transaction. Mr. Miller also addressed the position of the Lender, noting that it was growing increasingly impatient and had stated that it would immediately call the Company's loan should the Transaction not proceed. Thereafter, at the request of the Board, Stout rendered its oral opinion to the Independent Directors (which was subsequently confirmed in writing by delivery of Stout's written opinion addressed to the Independent Directors dated September 22, 2017) as to, as of such date, the fairness, from a financial point of view, to the holders of the Company Shares of the consideration to be received by such holders in the Transaction pursuant to the Merger Agreement.

        After further deliberations, and based upon the unanimous recommendation of the Independent Directors, the Board of Directors unanimously: (i) declared that the Transaction is advisable and fair to and in the best interests of the Company and its stockholders, (ii) approved, adopted, ratified and confirmed the form, terms and provisions of the Merger Agreement in substantially the form presented to the Directors on such date and authorized the execution, delivery and performance of the Merger Agreement, (iii) and resolved to recommend that the Company's stockholders accept the Offer and tender their Company Shares in the Offer.

        Following the meeting of the Board of Directors, the Company, Parent and Purchaser executed the Merger Agreement the evening of September 22, 2017. The morning of September 25, 2017, before the market open on the Exchange, the Company issued a press release announcing the execution of the Merger Agreement. A copy of the press release is attached to this Schedule 14D-9 as Exhibit (a)(8) and is incorporated herein by reference.

        On September 22, 2017, the Company and Kingswood entered into a letter agreement with a third party creditor of the Company in settlement of claims. The letter agreement, among other things, provides for a forbearance period and release of claims. The forbearance period will terminate and the release of claims will not become effective if the Merger is not consummated on or before December 26, 2017. Pursuant to the letter agreement and in consideration of the settlement of claims, the Company agreed to execute a promissory note payable to the creditor in the original principal amount of $1,444,593.

        On October 2, 2017, at the request of Kingswood, certain of the Executive Officers and each of the Directors entered into the Tender and Support Agreements.

        On October 6, 2017, the Purchaser launched the Offer.

Reasons for the Recommendation of the Company Board

        In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company's stockholders accept the Offer and tender all of their Company Shares pursuant to the Offer, the Board and the Independent Directors consulted with the Company's senior management, Canaccord, McGuireWoods and Paul Hastings. The Independent Directors and the full Board also consulted with Paul Hastings regarding the Board's fiduciary duties, and with McGuireWoods regarding legal due diligence matters and the terms of the Merger Agreement. Based on these consultations, considerations and analyses, and the factors discussed below, the Independent Directors and Board concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available for the Company's stockholders and is fair to, and in the best interests of, the Company's stockholders.

        In unanimously recommending that the Company's stockholders accept the Offer and tender their Company Shares, the Independent Directors and the full Board considered a number of factors, including the following (which factors are not necessarily presented in order of relative importance):

  •
  Despite the Company's extensive marketing efforts, its inability to successfully replace or repay its obligation in connection with its Loan Agreement Amendment and related obligations to its Lender on or before August 30, 2017;

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  The Lender repeatedly made it clear that it required the Company to obtain alternative financing as soon as possible, but no later than August 30th. Given the results of the refinancing/sale process, as well as the unsuccessful negotiations with Party D, the Lender was insistent that this process with Kingswood proceed as close as possible to the schedule agreed upon by the Company and Lender in December 2016 in connection with the forbearance agreements and the Loan Amendment Agreement;

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  The transaction with Kingswood eliminates the pending litigation with respect to several subordinated debt obligations, providing the Company with extended amortization terms to repay these obligations in full over an extended period of time;

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  Kingswood has expressed its desire to provide financial support to the Company to enable it to grow and obtain scale;

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  The Merger allows stockholders to receive value for their Company Shares, which would be unavailable if the Company voluntarily or involuntarily liquidated;

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  The strong likelihood at the time of the Offer and at the time the Merger Agreement was executed that the Company Shares would be delisted from the Exchange, leading to less liquidity in the market for the Company Shares, as certain institutional investors would no longer be permitted to hold such shares;

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  The fact that the trading price of the Company Shares on the Exchange has dropped from a recent high of $2.14 on March 23, 2017 to a low of $0.46 on September 22, 2017, and that the trading price would likely continue to decline rapidly as the Company's liquidity issues continue to deteriorate, delisting from the Exchange occurs, and as the need to liquidate becomes more probable;

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  The Company's continued financial difficulties have made it difficult to obtain bonding, which is critical for its construction and construction management businesses. Lacking the ability to obtain such bonding, or doing so at exorbitant prices, would constrain the Company's ability to perform such critical work;

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  If the Company continued to have liquidity issues, it may be difficult to engage qualified subcontractors or other parties that are necessary for the Company to perform on many of its contracts;

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  Government clients may be hesitant to enter into substantial contracts with the Company, given the ongoing liquidity concerns that it is facing;

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  The results of the discussions with multiple third parties regarding potential financial and strategic alternatives by the Company, B. Riley, and Canaccord prior to the public announcement of the Merger Agreement and Offer on September 22, 2017, including the lack of interest of many third parties and decisions of several of them to abandon the process due to concerns about long-run prospects for the Company's business and the investment required to stabilize it. The Company's in depth discussions and aborted efforts to enter into a transaction with Party E was specific evidence demonstrating the lack of a viable alternative;

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  The availability in the Merger of appraisal rights for the Company's stockholders who properly exercise their statutory appraisal rights under Delaware law;

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  The fact that the Company's execution of the Merger Agreement does not preclude any other entity, prior to the closing date of the Merger with Purchaser, from submitting, or the Board from considering, an unsolicited offer to acquire the Company;

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  The Board's belief that the Company engaged in a thorough process to obtain the best available value for the Company's stockholders by, among other things, creating an opportunity both prior and subsequent to the execution of the Merger Agreement for other potentially interested parties to negotiated a transaction with the Company;

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  The per share amount to be received by the Company's stockholders in the Offer and the Merger consists entirely of cash, and therefore provides liquidity and certainty of value and less risk to the Company's stockholders relative to risk of receiving nothing if Company is insolvent and must declare bankruptcy;

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  The Merger is likely to be completed in a timely manner in light of the nature of the closing conditions contained in the Merger Agreement and the absence of any financing contingency; and

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  The oral opinion of Stout delivered to the Independent Directors on September 22, 2017, subsequently confirmed in writing, that, as of September 22, 2017, and based upon and subject to various assumptions, considerations, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the holders of Company Shares in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        In reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and to recommend that the Company's stockholders accept the Offer and Tender all of their Company Shares pursuant to the Offer, the Independent Directors and the Board also considered the following potentially negative aspects of the Merger and the consequences of announcing the Offer and Merger, but nevertheless determined that the Merger Agreement and the Merger are advisable to and in the best interests of the Company's stockholders:

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  The fact that the Offer Price is significantly lower than the current trading price of the Company Shares, which closed at $0.48 per Company Share on September 22, 2017, the last trading day before the Offer and the Merger were publicly announced;

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  The restrictions contained in the Merger Agreement on the Company's ability to solicit competing proposals and the requirement that the Company pay a termination fee of $625,000 to Kingswood in order to terminate the Merger Agreement and accept a superior proposal from a third party, which may discourage third parties from making a competing proposal to acquire the Company;

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  The potential negative effect of the public announcement of the Offer and the Merger on the Company's ability to retain management and other key personnel, as well as on its ability to retain existing customer engagements and pursue prospective new business opportunities;

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  The risk of diverting the focus and resources of the Company's management from other strategic opportunities and from operational matters while working to implement the Merger;

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  The risk that the Merger will not be completed and that the Company will be required to operate its business after experiencing the disruptions and negative consequences of the announcement of the Offer and the Merger; and

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  The fact that the Offer Price consists of cash and will be taxable to the Company's stockholders for U.S. federal income tax purposes as described in Section 5 of the Offer to Purchase, "Certain Material U.S. Federal Income Tax Consequences of the Offer and the Merger."

        The preceding discussion of the information and factors considered by the Independent Directors and the Board is not, and is not intended to be, exhaustive. In light of the variety of factors considered in connection with its evaluation of the Merger and the complexity of these matters, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the various factors considered in reaching its determination. In addition, the Board did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Board, but, instead, the Board conducted an overall analysis of the various factors, including those described above, which analysis included discussions with and question of its financial advisors, legal advisors and the Company's senior management.

Opinion of Stout Risius Ross, LLC

        The Board has retained Stout as its independent financial advisor to assist the Independent Directors in their evaluation of the transactions contemplated by the Merger Agreement. Stout delivered its oral opinion on September 22, 2017, which opinion was subsequently confirmed by delivery of a written opinion (the "Opinion") dated September 22, 2017, to the effect that, as of that date, and subject to assumptions made, matters considered and limitations as set forth therein, the consideration to be received by the holders of Company Shares (other than Parent and Purchaser) in the Transaction pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

        The summary of Stout's opinion in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion, which is attached hereto as Annex A. The Opinion sets forth, among other things, the assumptions made, work performed, procedures followed, matters considered and qualifications and limitations on the review undertaken by Stout. Stout's Opinion was directed to the Independent Directors, at the request of the Board, and addresses only the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Shares (other than Parent and Purchaser).

        In connection with its opinion, Stout made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Among other things Stout:

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  Reviewed a draft, dated August 31, 2017, of the Merger Agreement;

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  Reviewed certain publicly available business and financial information relating to the Company that Stout deemed to be relevant;

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  Reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to Stout by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal year ending June 30, 2018 (the "Projections");

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  Reviewed publicly available financial data of certain companies with publicly traded equity securities that Stout deemed relevant;

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  Reviewed publicly available information regarding certain merger and acquisition transactions that Stout deemed relevant;

  •
  Had discussions with the Company's management and certain of its representatives and advisors concerning the business, industry, history, and prospects of the Company, the Transaction and related matters;

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  Reviewed a certificate from senior management of the Company containing, among other things, representations regarding the accuracy of the information, data, and other material (financial or otherwise) provided to Stout by or on behalf of the Company; and

  •
  Conducted such other analyses and considered such other facts and data as Stout deemed appropriate.

        Stout's Opinion was intended to be utilized by the Independent Directors as only one of many factors to consider in its evaluation of the Transaction. No opinion, counsel or interpretation was intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. Stout was not requested to opine as to, and its Opinion did not in any manner address the following: (i) the underlying business decision of the Company, its security holders, the Independent Directors, the Board, or any other party to proceed with or effect the Transaction; (ii) the merits of the Transaction relative to any alternative business strategies that may exist for the Company or any other party or the effect of any other transactions in which the Company or any other party might have engaged; (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in the Opinion; (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, not specifically addressed in the Opinion; (v) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vi) how the Independent Directors, the Board, the Company's security holders or any other person should act or vote with respect to the Transaction, including whether holders of Company Shares should tender such shares pursuant to the Offer.

        Further, the Opinion is not intended to and does not constitute a recommendation to any stockholder of the Company regarding the tender of Company Shares into the Offer. Stout was not engaged to, and did not, (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, Parent, Purchaser, or any other party, or any alternatives to the Transaction, or (b) negotiate the terms of the Transaction.

        The Opinion was premised on the assumption that the assets, liabilities, financial condition, and prospects of the Company as of the date of the Opinion had not changed materially since August 25, 2017, the date of the most recent financial statements made available to Stout. In rendering the Opinion, Stout assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by the Company, or otherwise reviewed by or discussed with Stout without independent verification of such information, and Stout assumed and relied upon the representations and warranties contained in the draft Merger Agreement reviewed by Stout. Stout assumed, without independent verification, that the Projections were prepared in good faith and reflected the best currently available estimates of the management of the Company as to the future financial results of the Company, and Stout relied upon the Projections in arriving at the Opinion. Stout was not engaged to assess the reasonableness or achievability of the Projections or the assumptions upon which they were based, and it expressed no view as to the Projections or such assumptions. Stout assumed that the Transaction would be consummated in a manner that complies in all respects with applicable federal, state and local laws, rules and regulations and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company or the Transaction.

        Stout did not conduct a physical inspection of the Company's facilities or assets. Stout assumed, with the Company's consent that the final executed form of the Merger Agreement would not differ from the draft of the Merger Agreement that Stout examined, that the conditions to the Transaction as set forth in the Merger Agreement would be satisfied, and that the Transaction would be consummated on a timely basis in the manner contemplated by the Merger Agreement. The Opinion was necessarily based on business, economic, market, and other conditions as they existed and could be evaluated by Stout at the date of the Opinion. Although subsequent developments may affect the Opinion, Stout does not have any obligation to update, revise, or reaffirm the Opinion.

        Management of the Company advised Stout that (i) the Company's consolidated financial statements were prepared assuming that it would continue as a going concern, (ii) the Company was experiencing recurring losses from operations, which losses caused a substantial accumulated deficit, (iii) absent a capital infusion, there was substantial doubt about the Company's ability to continue as a going concern, (iv) there were no assurances that the Company would be able to raise its revenues or reduce its operating expenses to a level which would support profitable operations and provide sufficient funds to pay its obligations, (v) the Company had been and was experiencing significant liquidity issues, and had entered into the Loan Agreement Amendment, pursuant to which, among other things, the Company engaged a strategic financial advisor to assist with the structuring and consummation of a transaction, the purpose of which would be the replacement or repayment in full of the obligations under the Loan Agreement, agreed to a timeline for the consummation of such a transaction, and agreed to the issuance of a warrant to the Lender, (vi) the Lender provided the Company with notice of certain events of default under the Loan Agreement as a result of the Company's failure to meet the timeline for consummating the transaction noted above and under a financial covenant, and (vii) as a result of these events of default, an amendment fee became payable to the Lender, the Lender terminated the automatic advance feature under the Loan Agreement, and the Company issued to the Lender a warrant to purchase 9.9% of the outstanding Company Shares. Management of the Company further advised Stout that (i) if the Company was not able to repay or refinance the obligations under the Loan Agreement in accordance with the Loan Agreement and the Amendment, the Lender could exercise its rights and remedies with respect to such defaults, including, among other things, demanding immediate repayment of the outstanding borrowings, terminating the loan facility, and foreclosing on its security interests in the Company's assets, which would materially and negatively impact the Company's ability to fund its business operations, (ii) the Company was not able to, and did not expect to be able to, access any sources of equity or debt financing on terms acceptable to the Company, (iii) the inability of the Company to continue as a going concern would likely result in a voluntary or involuntary bankruptcy, restructuring or liquidation of the Company in which the Company could receive less than the value at which its assets were carried on the Company's consolidated financial statements, and (iv) in such event, stockholders of the Company would likely receive little or no value for their investment in the Company.

        In addition, Management of the Company advised Stout that (i) the Company received letters from the Exchange stating that the Company was not in compliance with certain continued listing standards of the Exchange, (ii) the Company's plan to regain compliance had an initial plan period through August 15, 2017, (iii) the Exchange extended the plan period to restore compliance through September 15, 2017, (iv) the Exchange staff indicated that it would initiate delisting proceedings if the

Company was not in compliance with the continued listing standards by September 15, 2017, or if the Company did not make progress consistent with the plan during the plan period, (v) the Company received further correspondence from the Exchange staff that it would initiate delisting proceedings as of the date of the Opinion, and (vi) a delisting of the Company Shares from the Exchange would be likely to impair the Company's ability to obtain financing, as well as the Company's relationships and prospects with financing sources, strategic partners, customers and suppliers.

        Stout conducted its analyses at the request of the Board in connection with the preparation of the Opinion. In so doing, Stout did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stout, supported or failed to support the Opinion as to the fairness of the Consideration from a financial point of view. Stout did not specifically rely or place any specific weight on any individual analysis. Rather, Stout deemed that the analyses, taken as a whole, supported its conclusion and Opinion. Accordingly, Stout believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors it considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stout in connection with the preparation of the Opinion.

        The following is a brief summary of the material analyses performed by Stout in connection with the preparation of its Opinion dated September 22, 2017. This summary of financial analyses includes information presented in tabular format. In order to fully understand the financial analyses used by Stout, the tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. For purposes of the analysis summarized below, estimates of the future financial performance for the Company were based upon the Projections, with stock-based compensation, project losses and excess bonding costs being treated as a recurring cash expense.

Capitalized Cash Flow Method

        Stout performed a capitalized cash flow analysis of the Company in order to derive an implied per share value for the Company based on the present value of the Company's future cash flows. In performing its capitalized cash flow analyses ("CCF") of the Company, Stout relied on the Company's adjusted fiscal year 2017 results and the Projections. Company management informed Stout that Company management does not prepare multi-year forecasts as part of the Company's ordinary course of business and that no such forecasts were available.

        Stout calculated the projected sustainable free cash flows that the Company could generate based on the Company's fiscal year 2017 results and the Projections. These cash flows were multiplied by the capitalization factor, which was calculated using a range of discount rates of 14.5% to 15.5%, which was based upon the Company's estimated weighted average cost of capital, or WACC, and residual growth rates ranging from 2.0% to 3.0%.

        In order to derive the equity value indicated by the CCF analyses, adjustments were made to enterprise value ("Enterprise Value" or "EV"). In Stout's analyses described herein, EV represents the total invested capital of the enterprise, including common and preferred equity, interest-bearing debt, and noncontrolling interests, net of cash and cash equivalents.

        The capitalized cash flow analyses indicated a per share value range for the Company of de minimis to $1.08, as compared to the Consideration of $0.15 per Company Share in the Transaction pursuant to the Merger Agreement.

Guideline Public Company Method

        Stout reviewed and compared specific financial and operating data relating to the Company to that of several publicly-traded companies that Stout deemed to have certain characteristics similar to those of the Company ("Guideline Companies"). The selected Guideline Companies were:

  •
  AECOM

  •
  Tetra Tech, Inc.

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  NV5 Global, Inc.

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  Hill International, Inc.

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  Willdan Group, Inc.

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  Ameresco, Inc.

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  Ecology & Environment, Inc.

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  KBR, Inc.

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  Jacobs Engineering Group Inc.

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  Fluor Corporation

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  EMCOR Group, Inc.

        Stout noted, however, that none of the Guideline Companies are identical or directly comparable to the Company.

        As part of its analysis, Stout reviewed the following financial metrics:

  •
  Enterprise Value represents the total invested capital of the enterprise, including common and preferred equity, interest-bearing debt, and noncontrolling interests, net of cash and cash equivalents.

  •
  EBITDA refers to earnings before interest, taxes, depreciation and amortization.

        For each of the Guideline Companies, Stout reviewed Enterprise Value as a multiple of EBITDA for (i) the latest twelve month period ("LTM"), (ii) calendar year 2017 estimates, and (iii) calendar year 2018 estimates using stock prices for the Guideline Companies as of September 19, 2017. Estimates of future performance for the Guideline Companies were compiled from equity analyst estimates, as provided by Capital IQ, Inc. This analysis indicated the following Enterprise Value to EBITDA multiples for the Guideline Companies:

Indicated Pricing Multiples

Company	EV / LTM EBITDA	EV / 2017 EBITDA	EV / 2018 EBITDA
AECOM	9.7x	9.7x	8.4x
Tetra Tech, Inc.	12.3x	11.3x	10.6x
NV5 Global, Inc.	nmf	15.1x	11.7x
Hill International, Inc.	nmf	20.2x	9.0x
Willdan Group, Inc.	15.8x	14.8x	9.9x
Ameresco, Inc.	13.2x	12.3x	10.7x
Ecology & Environment, Inc.	7.4x	n/a	n/a
KBR, Inc.	nmf	7.4x	7.5x
Jacobs Engineering Group Inc.	10.1x	9.6x	9.0x
Fluor Corporation	9.6x	8.9x	6.2x
EMCOR Group, Inc.	9.6x	9.4x	9.0x
Minimum	7.4x	7.4x	6.2x
Maximum	15.8x	20.2x	11.7x
Mean	11.0x	11.9x	9.2x
Median	9.9x	10.5x	9.0x
Lower Quartile	9.6x	9.4x	8.5x
Upper Quartile	12.5x	14.2x	10.4x

        The Company's financial metrics for the LTM period is for the twelve months ended June 30, 2017 and fiscal 2018 is derived from the Projections. Based on this analysis and its professional judgment and experience, Stout selected ranges of EV to EBITDA multiples for the Company of (i) 9.5x to 12.5x 2017 fiscal year EBITDA and (ii) 5.5x to 6.5x fiscal year 2018 EBITDA. Given the Company's next fiscal year end is June 30, 2018, Stout considered both the EV to 2017 calendar year EBITDA and EV to 2018 calendar year EBITDA multiples of the guideline companies in its selection of the Company's June 30, 2018 fiscal year EBITDA multiple. The analysis using the Guideline Companies indicated a range of de minimis to $0.97 per share, as compared to the Consideration of $0.15 per Company Share in the Transaction pursuant to the Merger Agreement.

Merger and Acquisition Method

        Stout identified for consideration in its analysis 28 recent transactions (for which sufficient disclosure of financial terms was publicly available) involving the acquisition of companies that Stout deemed to have certain characteristics similar to those of the Company ("M&A Transactions"). Stout noted, however, that none of the companies included in the M&A Transactions is identical or directly comparable to the Company and that none of the M&A Transactions is identical or directly comparable to the Transaction. Stout compared selected information of the Company with the corresponding data indicated by the M&A Transactions.

        Stout reviewed multiples of EV to LTM EBITDA for the M&A Transactions based on publicly available information. The EV multiples implied by the M&A Transactions are as follows:

Summary of Precedent M&A Transactions

			Indicated Multiples				Indicated Multiples
	Close Date	Target	EV / LTM EBITDA		Close Date	Target	EV / LTM EBITDA
1	Pending	CH2M HILL Companies, Ltd.	nmf	15	8/21/2015	Alion Science and Technology Corp.	17.2x
2	Pending	Shimmick Construction Company, Inc.	n/a	16	5/1/2015	Cornerstone Environmental Group, LLC	n/a
3	8/7/2017	NuVision Engineering, Inc.	n/a	17	4/22/2015	Mendoza & Associates	n/a
4	6/30/2017	CB&I Government Solutions, Inc.	n/a	18	2/11/2015	Klotz Associates, Inc.	n/a
5	6/21/2017	TRC Companies, Inc.	13.9x	19	1/30/2015	Joslin, Lesser & Associates, Inc.	1.1x
6	5/1/2017	Lochrane Engineering, Inc.	n/a	20	10/17/2014	URS Corporation	7.1x
7	12/12/2016	Houston Interests, LLC	n/a	21	7/1/2014	J.M. Waller Associates, Inc.	6.3x
8	10/12/2016	Mouchel Consulting	7.7x	22	6/30/2014	Ecova, Inc.	n/a
9	5/6/2016	MWH Global, Inc.	9.8x	23	5/15/2014	GaiaTech, Inc.	n/a
10	2/2/2016	Sebesta, Inc.	n/a	24	3/21/2014	NV5, LLC	7.3x
11	1/15/2016	Coffey International Limited	8.2x	25	10/8/2013	Michael Baker Corporation	9.5x
12	11/11/2015	Professional Service Industries, Inc.	8.3x	26	9/4/2013	Stewart, Weir & Co. Ltd.	8.2x
13	10/30/2015	Iris Environmental	n/a	27	9/3/2013	Geo-Marine, Inc.	n/a
14	9/30/2015	Johnson Controls Security Systems (n/k/a Versar Security Systems, LLC)	4.8x	28	2/13/2013	The Shaw Group Inc.	10.5x

n/a = Not Available

nmf = Not Meaningful

        Based on this analysis, and on its professional judgment and experience, Stout selected a range of EV to LTM EBITDA multiples for the Company of 8.5x to 9.5x. The analysis using the Guideline Companies indicated a de minimis per share value, as compared to the Consideration of $0.15 per Company Share in the Transaction pursuant to the Merger Agreement.

General

        Stout performed a variety of financial and comparative analyses for purposes of rendering its Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Stout's Opinion. In arriving at its fairness determinations, Stout considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of the Opinion. Stout made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Stout may have considered various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Stout with respect to the actual value of the Company. In performing its analyses, Stout made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters. Many of these assumptions are beyond the control of the Company. Any estimates contained in Stout's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates. In addition, analyses relating to the value of the business do not purport to be appraisals or to reflect the prices at which the business could actually be sold.

        Stout's Opinion was furnished for the use and benefit of the Independent Directors in connection with their evaluation of the Transaction.

        Stout's Opinion and its financial analyses were one of many factors taken into consideration by the Independent Directors in deciding to approve and recommend that the Board approve the Merger Agreement and the related documents and the transaction contemplated thereby. Consequently, the financial analyses as described above should not be viewed as determinative of the opinion of the Independent Directors with respect to the terms of the Transaction or of whether the Board and/or Independent Directors would have been willing to agree to different terms.

        Stout was not requested to opine to, and the Opinion did not address, the fairness of the amount or nature of any compensation or consideration payable to or received by any of the Company's officers, directors or employees, or class of such persons, relative to the Consideration or otherwise. The issuance of the Opinion was approved by a committee of Stout authorized to approve opinions of such nature.

        Pursuant to an engagement letter executed July 13, 2017, the Board engaged Stout to provide to the Independent Directors, an opinion with respect to the fairness, from a financial point of view, of the Consideration to be received by the holders of Company Shares (other than Parent and Purchaser). Under the terms of its engagement, the Company has agreed to pay Stout a fee of approximately $210,000 for its services. Stout's compensation is neither based upon nor contingent on the results of its engagement or the consummation of the Transaction. In addition, the Company has also agreed to reimburse Stout for certain expenses and indemnify Stout for certain liabilities arising out of its engagement.

        The Board selected Stout to provide an opinion to the Independent Directors in connection with its consideration of the Transaction because Stout is a financial advisory firm with experience in similar transactions. Stout is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged transactions, and private placements.

Certain Prospective Financial Information Reviewed by the Board and the Company's Financial Advisor

        In connection with the Merger, the Company's management prepared and provided to the Board, Canaccord and the Purchaser certain unaudited prospective financial information for the Company. This unaudited prospective financial information was also provided to Stout who was directed to use and rely upon such information for purposes of its opinion to the Independent Directors as to the fairness, from a financial point of view, of the consideration to be received by the holders of Company Shares (other than Parent and Purchaser) in the Transaction pursuant to the Merger Agreement. The Company has presented below in summary form the unaudited prospective financial information to provide its stockholders access to this non-public unaudited prospective financial information, because such financial information was made available to the Board and Stout. The summary of these internal financial forecasts is not being included in this Schedule 14D-9 to influence your decision whether to tender your shares in the Offer.

        The Company, as a matter of course, does not make public its management's projections as to future results, because of, among other things, the inherent difficulty of accurately predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may prove incorrect. The unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or published guidelines of the SEC regarding forward-looking statements.

        The unaudited prospective financial information of the Company has been prepared by, and is the responsibility of, the Company's management. Furthermore, the information:

  •
  while presented with numerical specificity, necessarily makes numerous assumptions, many of which are beyond the control of the Company including with respect to industry performance, general business, economic, regulatory, market and financial conditions, as well as matters specific to the Company's business, and may not prove to have been, or may no longer be, accurate;

  •
  does not necessarily reflect revised prospects for the Company's business, changes in general business, economic, regulatory, market and financial conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the projections were prepared;

  •
  is not necessarily indicative of current values or future performance, which may be significantly more favorable or less favorable than as set forth below; and

  •
  should not be regarded as a representation that these estimates will be achieved and readers of this Schedule 14D-9 are cautioned not to place undue reliance on these estimates.

        The Company believes the assumptions that its management used as a basis for the estimates were reasonable at the time the estimates were prepared, given the information its management had at the time. While the prospective financial information set forth below was prepared in good faith, no assurance can be given regarding future events. The prospective financial information is subjective in many respects and is thus susceptible to interpretation and periodic revision based on actual experience and recent developments. In light of the foregoing, as well as the uncertainties inherent in any prospective financial information, the Company's stockholders are cautioned not to unduly rely on this information as a predictor of future operating results or otherwise. None of the Company nor its affiliates or representatives assume any responsibility to its stockholders for accuracy of this information.

        The estimates involve risks, uncertainties and assumptions. The future financial results of the Company may materially differ from those expressed in the estimates due to factors that are beyond the Company's ability to control or predict. These estimates are forward-looking information and as such are subject to the qualifications set forth in the section in Item 8 entitled "Cautionary Note Regarding Forward-Looking Statements." The Company cannot assure you that the estimates will be realized or that the Company's future financial results will not materially vary from the estimates. The estimates do not take into account any circumstances or events occurring after the date they were prepared.

        The Company has not updated, and does not intend to update or otherwise revise, the following internal financial forecasts to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, the Company has not updated, and does not intend to update or otherwise revise, the accompanying prospective financial information to reflect any changes in general economic or industry conditions since its preparation.

        The following table provides in summary form the financial forecasts for the fiscal year 2018 with respect to the Company provided to the Board and Stout:

FY2018 (in the thousands)
Revenue	$122,896
Net Income	$765
Adjusted EBITDA(1)	$5,070

(1)
Adjusted EBITDA is defined as earnings/loss, before interest, taxes, depreciation and amortization, further adjusted to eliminate stock-based compensation costs, certain non-recurring transaction related expenses incurred to date for fiscal 2018, certain project losses and excess bonding costs.

Intent to Tender

        As described in Item 3 under the heading "Arrangements with Purchaser and Parent and their Affiliates—Tender and Support Agreements," each of the Company's directors and certain of the Company's executive officers have entered into Tender and Support Agreements, pursuant to which they have agreed to tender in the Offer all Shares held by such director and/or executive officer. To the Company's knowledge, after making reasonable inquiry, all of its executive officers and directors currently intend to tender, or cause to be tendered pursuant to the Offer, all Company Shares held of record as of immediately prior to the Expiration Time (other than Company Shares for which such holder does not have discretionary authority or holds in a fiduciary or representative capacity).

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Information pertaining to the retention of Stout by the Company in Item 4 under the heading "Opinion of Stout Risius Ross, LLC" is hereby incorporated by reference into this Item 5.

        Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company's stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers, or employees of the Company, for which services no additional compensation will be paid.

Item 6.    Interest in Securities of the Subject Company.

        No transaction with respect to Company Shares have been effected by the Company or, to the Company's knowledge after making reasonable inquiry, by any of the Company's executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as indicated in this Schedule 14D-9, (i) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (a) a tender offer for or other acquisition of Company Shares by the Company, any of its subsidiaries, or any other person; (b) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (d) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company and (ii) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (i) of this Item 7.

        In addition, pursuant to Section 5.3 of the Merger Agreement, the Company has agreed that, except as expressly permitted by the non-solicitation provisions of the Merger Agreement, it will not, and it will cause its subsidiaries not to, and it will use its reasonable best efforts to cause its representatives not to: (a) solicit, initiate, knowingly encourage or knowingly facilitate any Takeover Proposal (as defined in the Merger Agreement) or any proposal or offer that could reasonably be expected to lead to a Takeover Proposal or (b) enter into, or otherwise participate in any discussions (except to notify such person of the existence of Section 5.3) negotiations regarding, or furnish to any person any non-public material information in connection with, any Takeover Proposal. Further pursuant to Section 5.3 of the Merger Agreement, neither the Board nor any committee thereof shall (i) agree to, accept, endorse, recommend, approve (or publicly propose or announce any intention or desire to agree to, accept, endorse, recommend or approve) any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to a Takeover Proposal or (ii) cause or permit the Company or any of its affiliates to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, agreement or commitment constituting, or that would reasonably be expected to lead to, any Takeover Proposal.

Item 8.    Additional Information.

Golden Parachute Compensation

        See "Item 3: Past Contracts, Transactions, Negotiations and Agreements—Golden Parachute Compensation."

Stockholder Approval of Merger Not Required

        Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor Purchaser, nor any of their respective "affiliates" or "associates," is, or at any time for the past three years have been, an "interested stockholder" of the Company (as such terms are defined in Section 203 of the DGCL). Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger of the acquired corporation, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Company Shares in the Offer will be entitled to appraisal rights under Delaware law, provided that the relevant requirements under the DGCL have been satisfied and (ii) Company stockholders (other than Purchaser, Parent, the Company and each of their respective wholly owned subsidiaries) who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Company Shares as was payable in the Offer following the consummation of the Merger.

Notice of Appraisal Rights

        Holders of Company Shares will not have appraisal rights in connection with the Offer. However, if Purchaser purchases Company Shares in the Offer, and the Merger is consummated, holders of Company Shares immediately prior to the Effective Time will be entitled to appraisal rights under Section 262 of the DGCL ("Section 262"), provided they comply with the applicable statutory procedures under Section 262. Holders whose Company Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

        The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a "stockholder" or "holder" are to the record holder of Company Shares immediately prior to the Effective Time as to which appraisal rights are demanded. A person having a beneficial interest in Company Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 as well as the information discussed below. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

        Under the DGCL, if the Merger is completed, holders of Company Shares immediately prior to the Effective Time and who (i) did not tender their Company Shares in the Offer, (ii) follow the procedures set forth in Section 262 and (iii) do not thereafter withdraw their demand for appraisal of such Company Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Company Shares appraised by the Delaware Court of Chancery (the "Court of Chancery") and to receive payment in cash of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a rate of interest, if any, as determined by such court on the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). The "fair value" as so determined by the court could be greater than, less than or the same as the Offer Price.

        Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Company Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who tender shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        If a stockholder elects to exercise appraisal rights under Section 262 and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

  •
  within the later of the consummation of the Offer and twenty (20) days after the date of mailing of this Schedule 14D-9 (which date of mailing is October 6, 2017), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Company Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender such stockholder's Company Shares in the Offer;

  •
  continuously hold of record such Company Shares from the date on which the written demand for appraisal is made through the Effective Time; and

  •
  any stockholder (or beneficial owner of Company Shares) who has otherwise perfected his, her or its appraisal rights or the Surviving Corporation must file a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within one hundred twenty (120) days after the Effective Time.

        Provided that the Company Shares are listed on a national securities exchange immediately prior to the Merger, notwithstanding a stockholder's compliance with foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who delivered a written demand to the Company (in accordance with the first bullet above) within ten (10) days after the closing of the Merger, as required by Section 262(d)(2). However, only stockholders who have delivered a written demand in accordance with the first bullet above will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets or summarized below) will be deemed to be a waiver or a termination of your appraisal rights.

Written Demand by the Record Holder

        All written demands for appraisal should be addressed to Versar, Inc., 6850 Versar Center, Springfield, VA 22151, attention: Corporate Secretary. The written demand for appraisal must be executed by or for the record holder of Company Shares and must reasonably inform the Company of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its Company Shares. If the Company Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Company Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

        A beneficial owner of Company Shares held in "street name" who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Company Shares. If Company Shares are held through a brokerage firm, bank or other nominee who in turn holds the Company Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Company Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Company Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Company Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Company Shares, which may be a central securities depository nominee if the Company Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Company Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Company Shares held for one or more beneficial owners while not exercising such rights with respect to the Company Shares held for other beneficial owners. In such case, the written demand must set forth the number of Company Shares covered by the demand. Where the number of Company Shares is not expressly stated, the demand will be presumed to cover all Company Shares held in the name of the record owner.

Filing a Petition for Appraisal

        Within one hundred twenty (120) days after the Effective Time, the Surviving Corporation, or any holder of Company Shares who has complied with Section 262 and is entitled to appraisal rights under Section 262, or the beneficial owner of any such shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the fair value of the Company Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Company Shares who had previously demanded appraisal of their Company Shares. The Company is under no obligation to and has no present intention to file a petition, and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Company Shares. Accordingly, it is the obligation of the holders of Company Shares to initiate all necessary action to perfect their appraisal rights in respect of the Company Shares within the period prescribed in Section 262.

        Within one hundred twenty (120) days after the Effective Time, any holder of Company Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Company Shares not voted in favor of the Merger and with respect to which demands for appraisal have been received and the aggregate number of holders of such Company Shares. Such statement must be mailed within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Company Shares, a person who is the beneficial owner of Company Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

        Upon the filing of such petition by any such holder of Company Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Company Shares and with whom agreements as to the value of their Company Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Company Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Provided that the Company Shares are listed on a national securities exchange immediately prior to the Merger, notwithstanding a stockholder's compliance with the requirements of Section 262, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

        After the Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Company Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the Company Shares as determined by the Court, and (ii) interest theretofore accrued, unless paid at that time. The Company, Kingswood and Parent have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

        In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider "market value, asset value, dividends, earning prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of the merger [that] throw any light on future prospects of the merged corporation." Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Supreme Court of Delaware stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to "the speculative elements of value arising from such accomplishment or expectation." In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Company Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the fair value of a Company Share is less than the Offer Price.

        Upon application by the Surviving Corporation or by any holder of Company Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Company Shares whose name appears on the Verified List and who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Court of Chancery will direct the payment of the fair value of the Company Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder upon the surrender to the Surviving Corporation of such stockholder's certificates. The Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        If a petition for appraisal is not timely filed, or if the Company Shares were listed on a national exchange immediately prior to the Merger and if both (i) the total number of Company Shares entitled to appraisal rights does not exceed 1% of the outstanding Company Shares eligible for appraisal and (ii) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court of Chancery and taxed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Company Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 will not, after the Effective Time, be entitled to vote his or her Company Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Company Shares as of a date prior to the Effective Time.

        If any stockholder who demands appraisal of Company Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, such stockholder's Company Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder's right to appraisal if no petition for appraisal is filed within one hundred twenty (120) days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, if the Shares were listed on a national exchange immediately prior to the Merger, unless either (i) the total number of Company Shares entitled to appraisal rights exceeds 1% of the outstanding Company Shares immediately prior to the Effective Time or (ii) the value of the consideration provided in the Merger for such total number of Company Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal and acceptance of the Merger either within sixty (60) days after the Effective Date or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the Merger within sixty (60) days after the Effective Date.

        If you wish to exercise your appraisal rights, you must NOT tender your Company Shares in the Offer and must strictly comply with the procedures set forth in Section 262. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

        The foregoing summary of the rights of the Company's stockholders to seek appraisal rights under Delaware law is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (in general, a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Company Board has approved the Merger, the Merger Agreement, the Offer and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented that neither they nor any of their "affiliates" or "associates" (as defined in Section 203) are or have been an interested stockholder at any time during the past three years. Therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

        Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions, or otherwise act to render such laws inapplicable to the Offer and/or the Merger.

Legal Proceedings

        As of the date of this Schedule 14D-9, the Company is not aware of any pending legal proceeding relating to the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Annual Reports

        For additional information regarding the business and the financial results of the Company, please see the Company's Annual Report on Form 10-K for the year ended July 1, 2017, which was filed with the SEC on September 25, 2017.

Cautionary Note Regarding Forward-Looking Statements

        Certain statements contained in this Schedule 14D-9 other than historical facts may be considered forward-looking statements. These forward-looking statements are predictions and generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "estimate," "intend," "plan," "foresee," "looking ahead," "is confident," "should be," "will," "predicted," "likely" or other words or phrases of similar import. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the Transactions, uncertainties as to how many stockholders of the Company may tender their stock in the Offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions, and general economic and business conditions. Factors that could cause actual results of the Transactions to differ materially include the following: the risk of failing to satisfy conditions to the Transactions, the risk that Kingswood is unable to obtain adequate financing, the risk that the Transactions will not close or that closing will be delayed, the risk that the Company's businesses will suffer due to uncertainty related to the Transactions, the competitive environment in our industry and competitive responses to the Transactions as well as risk factors set forth above. Although the Company believes that the assumptions underlying the forward-looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore there can be no assurance that such statements included in this Schedule 14D-9 will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the results or conditions described in such statements or the objectives and plans of the Company will be achieved. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company's SEC reports, including, but not limited to, in the section entitled "Item 1A. Risk Factors" in the Annual Report on Form 10-K filed by the Company with the SEC on September 25, 2017 (incorporated herein by reference). The Company acknowledges that forward-looking statements made in connection with the Offer are not subject to the safe harbors created by the Private Securities Litigation Reform Act of 1995, as amended. The Company is not waiving any other defenses that may be available under applicable law.

Item 9.    Exhibits.

Exhibit		Description
(a)(1)		Offer to Purchase, dated 6, 2017 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(2)		Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(3)		Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(4)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(5)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(6)		Press Release issued by Parent and Purchaser, dated October 6, 2017 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO filed with the SEC on October 6, 2017 by Parent).

(a)(7)	*	Opinion of Stout Risius Ross, LLC, dated September 22, 2017 (included as Annex A to this Schedule 14D-9).

(a)(8)	*	Letter to Company's Stockholders, dated October 6, 2017, from Anthony L. Otten.

(a)(9)		Press Release issued by Company, dated September 25, 2017 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on September 25, 2017).

(a)(10)		Slides Used for a Presentation to Employees of the Company, dated September 25, 2017 (incorporated by reference to the Company's Preliminary Communication reported on Schedule 14D-9 filed with the SEC on September 26, 2017).

(a)(11)		Frequently Asked Questions Circulated to Employees of the Company on September 25, 2017 (incorporated by reference to the Company's Preliminary Communication reported on Schedule 14D-9 filed with the SEC on September 26, 2017).

(e)(1)	*	Excerpts from Company's Definitive Proxy Statement, filed with the SEC on May 24, 2017.

(e)(2)		Amended and Restated Agreement and Plan of Merger, dated as of September 27, 2017, by and among Versar, Inc., Kingswood Genesis Fund I, LLC, and KW Genesis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on September 27, 2017).

(e)(3)		Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 the Company's Current Report on Form 8-K, filed with the SEC on October 2, 2017).

(e)(4)	*	Non-Disclosure and Confidentiality Agreement, dated as of March 1, 2017, between Versar, Inc. and Kingswood Capital Management, LLC.

(e)(5)		Change in Control Severance Agreement between Versar, Inc. and Anthony L. Otten, dated September 13, 2013 (incorporated by reference to Exhibit 10.35 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2013).

Exhibit		Description
(e)(6)		Change in Control Severance Agreement between Versar, Inc. and Jeffrey A. Wagonhurst dated September 13, 2013 (incorporated by reference to Exhibit 10.36 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2013).

(e)(7)		Change in Control Severance Agreement between Versar, Inc. and Linda M. McKnight dated September 13, 2013 (incorporated by reference to Exhibit 10.40 to the Company's Current Report on Form 8-K filed with the SEC on September 18, 2013).

(e)(8)		Change in Control Severance Agreement between Versar, Inc. and James D. Villa dated May 12, 2014 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 14, 2014).

(e)(9)	*	Change in Control Severance Agreement between Versar, Inc. and Alessandria Albers dated May 12, 2014.

(e)(10)		Agreement dated June 1, 2017, by and between Versar, Inc. and Ms. Tarrago (incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on June 5, 2017).

(e)(11)		Change in Control Severance Agreement dated June 2, 2017 by and between Versar, Inc. and Ms. Tarrago (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 5, 2017).

(e)(12)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and Anthony L. Otten.

(e)(13)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and Jeffrey A. Wagonhurst.

(e)(14)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and Linda M. McKnight.

(e)(15)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and James D. Villa.

(e)(16)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and Alessandria Albers.

(e)(17)	*	Amendment to Change in Control Severance Agreement between Versar, Inc. and Christine B. Tarrago.

(e)(18)	*	Memorandum of Understanding, dated as of September 22, 2017, between Versar, Inc. and Anthony L. Otten.

(e)(19)		Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 11, 2009).

(e)(20)		The description of the termination of Cynthia Downes and the appointment of Christine Tarrago as CFO in the Company's Current Report on Form 8-K, filed with the SEC on June 5, 2017.

(e)(21)		2010 Stock Incentive Plan (incorporated by reference to Exhibit 4.1 to the Company's S-8 filed with the SEC on February 15, 2011).

(e)(22)		Form of Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.2 to the Company's S-8 filed with the SEC on February 15, 2011).

Exhibit	Description
(e)(23)	Form of Deferral Election Agreement for Deferred Share Units (incorporated by reference to Exhibit 4.4 to the Company's S-8 filed with the SEC on February 15, 2011).

(e)(24)	Form of Restricted Stock Unit Award (incorporated by reference to Exhibit 4.7 to the Company's Registration Statement on Form S-8 filed with the SEC on February 15, 2011).

(e)(25)	Versar, Inc. 2012 Long-Term Incentive Compensation Program (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 9, 2012).

(e)(26)	Promissory Note, dated September 17, 2017, between Versar, Inc. and James W. Emery (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2017).

(e)(27)	Promissory Note, dated September 17, 2017, between Versar, Inc. and Charles W. Scott (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2017).

(e)(28)	Promissory Note, dated September 19, 2017, between Versar, Inc. and Wendell Newton (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2017).

(e)(29)	Letter Agreement between Versar, Inc. and Applied Research Associates, Inc., dated September 22, 2017 (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on October 6, 2017).

*
Filed herewith.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2017

By:	/s/ ANTHONY L. OTTEN Name: Anthony L. Otten Title: Chief Executive Officer and Director

Annex A

September 22, 2017
Independent Directors of the Board of Directors of
    Versar, Inc.
c/o Mr. Paul J. Hoeper
Chairman of the Board
6850 Versar Center
Springfield, VA 22151

Dear Independent Directors of the Board of Directors:

        We understand that Versar, Inc. ("Versar" or the "Company") will enter into an agreement and plan of merger (the "Agreement") among Kingswood Genesis Fund I, LLC ("Kingswood"), KW Genesis Merger Sub, Inc., a wholly owned subsidiary of Kingswood ("Merger Sub"), and the Company, pursuant to which, among other things, Merger Sub will commence a tender offer (the "Offer") to acquire all of the outstanding shares of common stock of Versar ("Company Common Stock") at a price per share of $0.15 in cash (the "Consideration") and following the acceptance for payment of the shares of Company Common Stock pursuant to the Offer, Merger Sub shall be merged with and into Versar (the "Merger"), with Versar continuing as the surviving corporation and a wholly owned subsidiary of Kingswood and each outstanding share of Company Common Stock not owned by Kingswood or Merger Sub will be converted into the right to receive the Consideration. The Offer and Merger are collectively referred to hereinafter as the "Transaction".

        The Board of Directors of Versar (the "Board") has requested that Stout Risius Ross, LLC ("Stout") render an opinion (this "Opinion") to the Independent Directors of the Board (the "Independent Directors") with respect to the fairness, from a financial point of view, to the holders of Company Common Stock (other than Kingswood and Merger Sub) of the Consideration to be received by such holders in the Transaction pursuant to the Agreement.

        Our Opinion is intended to be utilized by the Independent Directors as only one of many factors that the Independent Directors may consider in their evaluation of the Transaction. No opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. We have not been requested to opine as to, and our Opinion does not in any manner address the following: (i) the underlying business decision of the Company, its security holders, the Independent Directors, the Board, or any other party to proceed with or effect the Transaction; (ii) the merits of the Transaction relative to any alternative business strategies that may exist for the Company or any other party or the effect of any other transactions in which the Company or any other party might have engaged; (iii) the terms of any arrangements, understandings, agreements or documents related to, or the form or any other portion or aspect of, the Transaction or otherwise, except as expressly addressed in this Opinion; (iv) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, not specifically addressed in this Opinion; (v) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction under any applicable laws relating to bankruptcy, insolvency or similar matters or (vi) how the Independent Directors, the Board, the Company's security holders or any other person should act or vote with respect to the Transaction, including whether holders of shares of Company Common Stock should tender such shares pursuant to the Offer.

        The Independent Directors and the Board acknowledge that Stout was not engaged to, and has not, (a) initiated any discussions with, or solicited any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, Kingswood or any other party, or any alternatives to the Transaction, or (b) negotiated the terms of the Transaction.

        In connection with our Opinion, we have made such reviews, analyses, and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things we have:

  •
  Reviewed a draft, dated August 31, 2017, of the Agreement;

  •
  Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

  •
  Reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections prepared by the management of the Company relating to the Company for the fiscal year ending June 30, 2018 (the "Projections"); Reviewed publicly available financial data of certain companies with publicly traded equity securities that we deemed relevant;

  •
  Reviewed publicly available information regarding certain merger and acquisition transactions that we deemed relevant;

  •
  Had discussions with Versar's management and certain of its representatives and advisors concerning the business, industry, history, and prospects of the Company, the Transaction and related matters;

  •
  Reviewed a certificate from senior management of Versar containing, among other things, representations regarding the accuracy of the information, data, and other material (financial or otherwise) provided to Stout by or on behalf of the Company; and

  •
  Conducted such other analyses and considered such other facts and data as we deemed appropriate.

        Our Opinion is premised on the assumption that the assets, liabilities, financial condition, and prospects of Versar as of the date of this letter have not changed materially since August 25, 2017, the date of the most recent financial statements made available to us. In rendering our Opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information that was publicly available, furnished by Versar, or otherwise reviewed by or discussed with us without independent verification of such information and we have assumed and relied upon the representations and warranties contained in the draft Agreement we reviewed. We have assumed, without independent verification, that the Projections have been reasonably prepared in good faith and reflect the best currently available estimates of management of the Company as to the future financial results of the Company, and we have relied upon the Projections in arriving at our Opinion. We have not been engaged to assess the reasonableness or achievability of the Projections or the assumptions upon which they were based, and we express no view as to the Projections or such assumptions. We have assumed that the Transaction will be consummated in a manner that complies in all respects with applicable federal, state and local laws, rules and regulations and that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, or the Transaction.

        We have not conducted a physical inspection of Versar's facilities or assets. We have assumed, with your consent, that the final executed form of the Agreement will not differ from the draft of the Agreement that we have examined, that the conditions to the Transaction as set forth in the Agreement will be satisfied, and that the Transaction will be consummated on a timely basis in the manner contemplated by the Agreement. Our Opinion is necessarily based on business, economic, market, and other conditions as they exist and can be evaluated by us at the date of this letter. It should be noted that although subsequent developments may affect this Opinion, we do not have any obligation to update, revise, or reaffirm our Opinion. We reserve the right, however, to withdraw, revise, or modify our Opinion based upon additional information that may be provided to or obtained by us after the issuance of this Opinion that suggests, in our judgment, a material change in the assumptions upon which our Opinion is based.

        Management of the Company has advised us that (i) the Company's consolidated financial statements have been prepared assuming that it will continue as a going concern, (ii) the Company has experienced recurring losses from operations, which losses have caused a substantial accumulated deficit, (iii) absent a capital infusion, there is substantial doubt about the Company's ability to continue as a going concern, (iv) there are no assurances that the Company will be able to raise its revenues or reduce its operating expenses to a level which supports profitable operations and provides sufficient funds to pay its obligations, (v) the Company has been and currently is experiencing significant liquidity issues, and has entered into an amendment and waiver (the "Amendment") to its loan agreement (the "Loan Agreement"), pursuant to which, among other things, the Company has engaged a strategic financial advisor to assist with the structuring and consummation of a transaction, the purpose of which would be the replacement or repayment in full of the obligations under the Loan Agreement, agreed to a timeline for the consummation of such a transaction, and agreed to the issuance of certain warrants to the lender, (vi) the lender has provided the Company with notice of certain events of default under the Loan Agreement as a result of the Company's failure to meet the timeline for consummating the transaction noted above and under a financial covenant, and (vii) as a result of these events of default, an amendment fee has become payable to the lender, the lender has terminated the automatic advance feature under the Loan Agreement, and the Company has issued to the lender warrants to purchase 9.9% of the outstanding Company Common Stock. Management of the Company has further advised us that (i) if the Company is not able to repay or refinance the obligations under the Loan Agreement in accordance with the Loan Agreement and the Amendment, the lender may exercise its rights and remedies with respect to such defaults, including, among other things, demanding immediate repayment of the outstanding borrowings, terminating the loan facility, and foreclosing on its security interests in the Company's assets, which would materially and negatively impact the Company's ability to fund its business operations, (ii) the Company has not been able to, and does not expect to be able to, access any sources of equity or debt financing on terms acceptable to the Company, and (iii) the inability of the Company to continue as a going concern would likely result in a voluntary or involuntary bankruptcy, restructuring or liquidation of the Company in which the Company may receive less than the value at which its assets are carried on the Company's consolidated financial statements, and (iv) in such event, stockholders of the Company would likely receive little or no value for their investment in the Company.

        In addition, Management of the Company has advised us that (i) the Company has received letters from NYSE American (the "Exchange") stating that the Company is not in compliance with certain continued listing standards of the Exchange, (ii) the Company's plan to regain compliance had an initial plan period through August 15, 2017, (iii) the Exchange extended the plan period to restore compliance through September 15, 2017, (iv) the Exchange staff indicated that it would initiate delisting proceedings if the Company was not in compliance with the continued listing standards by September 15, 2017, or if the Company did not make progress consistent with the plan during the plan period, (v) the Company has received further correspondence from the Exchange staff that it would initiate delisting proceedings as of the date of this Opinion, and (vi) a de-listing of the Company Common Stock from the Exchange is likely to impair the Company's ability to obtain financing, as well as the Company's relationships and prospects with financing sources, strategic partners, customers and suppliers.

        Stout conducted its analyses at the request of the Board in connection with the preparation of this Opinion. In so doing, Stout did not form a conclusion as to whether any individual analysis, when considered independently of the other analyses conducted by Stout, supported or failed to support our Opinion. Stout does not specifically rely or place any specific weight on any individual analysis.            Rather, Stout deems that the analyses, taken as a whole, support our Opinion. Accordingly, Stout believes that the analyses must be considered in their entirety, and that selecting portions of the analyses or the factors they considered, without considering all analyses and factors together, could create an imperfect view of the processes underlying the analyses performed by Stout in connection with the preparation of this Opinion.

        Our Opinion is furnished for the use and benefit of the Independent Directors in connection with its evaluation of the Transaction, and is not intended to be used for any other purpose, without our express, prior written consent. We will receive a fee for rendering our Opinion, which is neither based upon nor contingent on the conclusions set forth in our Opinion or the consummation of the proposed Transaction. In addition, Versar has agreed to indemnify us for certain liabilities arising out of our engagement.

        We have not been requested to opine as to, and this Opinion does not address, the fairness of the amount or nature of any compensation or consideration payable to or received by any of Versar's officers, directors or employees, or class of such persons, relative to the Consideration or otherwise. The issuance of this Opinion has been approved by a committee of Stout authorized to approve opinions of this nature.

        It is understood that this Opinion was prepared at the request of the Board for the confidential use of the Independent Directors and may not be reproduced, disseminated, quoted, or referred to at any time in any manner or for any purpose without our prior written consent, except as required by applicable securities laws. Notwithstanding anything to the contrary, the Company may reproduce this letter in its entirety in any filing with the Securities and Exchange Commission required to be made by the Company in respect of the Transaction pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by the holders of Company Common Stock (other than Kingswood and Merger Sub) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Yours very truly,

STOUT RISIUS ROSS, LLC

Annex B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

        8 Del. C. 1953, § 262; 56 Del. Laws, c. 50; 56 Del. Laws, c. 186, § 24; 57 Del. Laws, c. 148, §§ 27-29; 59 Del. Laws, c. 106, § 12; 60 Del. Laws, c. 371, §§ 3-12; 63 Del. Laws, c. 25, § 14; 63 Del. Laws, c. 152, §§ 1, 2; 64 Del. Laws, c. 112, §§ 46-54; 66 Del. Laws, c. 136, §§ 30-32; 66 Del. Laws, c. 352, § 9; 67 Del. Laws, c. 376, §§ 19, 20; 68 Del. Laws, c. 337, §§ 3, 4; 69 Del. Laws, c. 61, § 10; 69 Del. Laws, c. 262, §§ 1-9; 70 Del. Laws, c. 79, § 16; 70 Del. Laws, c. 186, § 1; 70 Del. Laws, c. 299, §§ 2, 3; 70 Del. Laws, c. 349, § 22; 71 Del. Laws, c. 120, § 15; 71 Del. Laws, c. 339, §§ 49-52; 73 Del. Laws, c. 82, § 21; 76 Del. Laws, c. 145, §§ 11-16; 77 Del. Laws, c. 14, §§ 12, 13; 77 Del. Laws, c. 253, §§ 47-50; 77 Del. Laws, c. 290, §§ 16, 17; 79 Del. Laws, c. 72, §§ 10, 11; 79 Del. Laws, c. 122, §§ 6, 7; 80 Del. Laws, c. 265, §§ 8-11.;